Exhibit 99.1

Provident Announces Third Quarter Results, New Pekisko Oil Play and November Distribution

News Release 19-08
November 12, 2008

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

“Provident’s third quarter was highlighted by strong commodity prices, outstanding cash flow, and the successful and timely conclusion of the sale of our U.S. Oil and Gas business.” said Provident’s President and Chief Executive Officer, Tom Buchanan. “We are proud of these accomplishments. In addition, our improved financial flexibility is critical in the current business environment. Provident remains committed to prudent fiscal policy and leverage, balancing capital investment and distributions for the long-term benefit of unitholders. In light of these factors, Provident has adjusted its monthly distribution to $0.09 per unit starting with the November distribution payable in December.”

Third Quarter Highlights

▪
Provident completed the sale of its equity interest in BreitBurn Energy Company L.P. on August 26, 2008 for total consideration of US$305 million. This successfully concludes the sale process for Provident’s U.S. Oil and Natural Gas division. Total consideration for the business unit including the proceeds from the June disposition of BreitBurn Energy Partners L.P. and BreitBurn Energy Partners G.P. was $663 million. Combined after tax proceeds were $449 million.

▪	Consolidated funds flow from operations in the third quarter was $152 million ($0.59 per unit), up 44 percent from $105 million ($0.43 per unit) in the third quarter of 2007.
▪
Distributions for the third quarter held constant at $0.36 per unit, resulting in a consolidated payout ratio of 61 percent, an improvement of 31 percent from the 89 percent payout ratio reported in the third quarter of 2007. Provident’s payout ratio for the nine months ended September 30, 2008 was 53 percent, down from 88 percent in 2007.

▪
Production from the Canadian Oil and Gas business unit increased for the third consecutive quarter to approximately 28,300 barrels of oil equivalent per day (boed), up one percent from 28,000 boed in the third quarter of 2007.

▪
Midstream earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) was $37 million in the third quarter, down 21 percent from $47 million in the third quarter of 2007. Gross operating margin (before the impact of financial derivative instruments) was 21 percent higher than the third quarter of 2007.

▪
Consolidated senior bank debt at the end of the quarter was $394 million drawn from Provident’s $1.125 billion revolving credit facility, down 58 percent from $942 million a year earlier due to the sale of the U.S. Oil and Natural Gas division and strong year to date funds flow from operations.

Provident Energy 2008 Third Quarter Results

Emerging Oil Play in Northwest Alberta

Provident has acquired a 100 percent interest in approximately 54,000 acres of undeveloped land in Northwest Alberta, offsetting Provident’s existing operations in the area. Provident is pursuing an internally-generated exploration play targeting medium gravity oil from the Pekisko formation. This is consistent with Provident’s increased focus on full cycle exploration and development activities. This land base was assembled through 2008 and covers an extensive exploration trend which Provident believes contains significant oil in place. During 2008, Provident has conducted a geological and seismic study and drilled two horizontal exploratory wells which have each production tested in excess of 250 barrels of oil per day.  Provident’s independent reserve evaluator has assigned approximately 2 million barrels of total proved plus probable oil reserves associated with these two test wells and offset locations. Provident has identified in excess of 300 potential drilling locations on its lands to exploit the Pekisko play and will continue to use multi-stage frac technology to enhance the ultimate recovery of this resource.

A significant portion of the 2009 capital budget will be directed towards development of this long-term prospective opportunity. The winter work plan includes drilling up to 10 wells to further delineate the extent of the play and determine its eventual production capability. Subject to drilling results, Provident will begin construction of gathering, processing and storage infrastructure to facilitate year-round production. Any material reserve and production additions attributable to this opportunity will likely occur in late 2009 and beyond.

November Distribution

Provident, in determining distributions, considers prevailing economic conditions, capital spending requirements for key projects, and the prudent use of leverage. In response to the recent deterioration of the economic climate, in particular the significant decline in, and volatility of, commodity prices, the Board of Directors have determined that Provident’s monthly distribution will be reduced to $0.09 per unit starting with the November distribution payable in December.

Provident’s November cash distribution of $0.09 per unit will be payable on December 15, 2008. The November distribution will be paid to unitholders of record on November 25, 2008. The ex-distribution date will be November 21, 2008. Based on the revised annualized distribution rate and the closing price on November 11, 2008 of $6.95, Provident’s yield is approximately 16 percent.

For unitholders receiving their distribution in U.S. funds, the November 2008 cash distribution will be approximately US$0.07 per unit based on an exchange rate of 0.8133. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

2009 Capital Budget

Provident believes that capital spending must be aligned with prevailing economic conditions. To this end, the Board of Directors has adopted a conservative capital budget of $165 million. Provident has an extensive inventory of quality opportunities available for additional investment. Provident will review its capital program throughout 2009 to determine whether any combination of work program results, commodity prices, equity and debt market conditions or other material factors merit changes to the capital budget.

Provident’s Canadian Oil and Gas business unit has a capital budget for 2009 of $125 million. Approximately $44 million will be directed towards development of Provident’s emerging Pekisko opportunity in Northwest Alberta. Additionally, approximately $39 million is planned for the Dixonville area in order to drill up to 10 wells and implement a full field waterflood program. Provident has applied for and is awaiting regulatory approval to advance the Dixonville waterflood project beyond the pilot stage. The waterflood program consists of three phases including conversion of existing wells to water injectors, installation of water handling systems and drilling water source wells. Incremental production is expected to be added upon completion of the program in 2010. The

Provident Energy 2008 Third Quarter Results

remainder of the capital budget will be directed towards drilling and optimization activities in the remaining core areas.

Provident’s Midstream business unit has a capital budget for 2009 of $40 million. A portion of this budget will be used to fund the initial phases of a proposed project to build a new depropanizer facility, with the ultimate goal of replacing 6,000 bpd of leased fractionation capacity at Sarnia. If this project proceeds, additional capital investment will be required to complete this facility which would be expected to be operational in the fourth quarter of 2009.  The remainder of the capital budget will be directed towards facility maintenance and the completion of two condensate caverns which will enter service in the first and third quarters of next year. Midstream has also commenced drilling an additional cavern and anticipates its completion in 2011.

This press release does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident units. Holders or potential holders of Provident units are urged to consult their own legal and tax advisors as to their particular income tax consequences of holding Provident units.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Manager, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 – 2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 262-8973 www.providentenergy.com

Provident Energy 2008 Third Quarter Results

Consolidated financial highlights
Consolidated
($ 000s except per unit data)	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Revenue (net of royalties and financial derivative
instruments) from continuing operations	$1,102,624	$494,065	123	$2,225,059	$1,516,867	47
Funds flow from COGP operations (1)	$107,442	$47,143	128	$291,453	$145,585	100
Funds flow from Midstream operations (1)	32,537	32,350	1	144,390	101,323	43
Funds flow from continuing operations	139,979	79,493	76	435,843	246,908	77
Funds flow from discontinued
operations (USOGP) (1) (2) (3)	11,682	25,656	(54)	137,535	43,784	214
Total funds flow from operations (1)	$151,661	$105,149	44	$573,378	$290,692	97
Per weighted average unit – basic	$0.59	$0.43	37	$2.25	$1.30	73
Per weighted average unit - diluted (4)	$0.57	$0.43	33	$2.25	$1.30	73
Distributions to unitholders	$92,188	$87,782	5	$274,967	$244,289	13
Per unit	$0.36	$0.36	-	$1.08	$1.08	-
Percent of funds flow from operations paid
out as declared distributions (5)	61%	89%	(31)	53%	88%	(40)
Net income (loss)	$351,105	$(35,005)	-	$200,640	$(38,111)	-
Per weighted average unit – basic	$1.37	$(0.14)	-	$0.79	$(0.17)	-
Per weighted average unit - diluted (4)	$1.29	$(0.14)	-	$0.79	$(0.17)	-
Capital expenditures (continuing operations)	$73,252	$36,787	99	$192,044	$102,900	87
Capitol Energy acquisition	$-	$ -		$-	$467,850
Oil and gas property acquisitions,
net (continuing operations)	$136	$1,860		$19,587	$11,569
Proceeds on sale of discontinued
operations, net of tax	$232,513	$ -		$438,862	$-
Weighted average trust units outstanding (000s)
- Basic	255,842	243,600	5	254,391	224,174	13
- Diluted (4)	277,102	243,775	14	254,391	224,349	13

Consolidated
	As at	As at
	September 30,	December 31,
($000s)	2008	2007	% Change
Capitalization
Long-term debt (including current portion)	$673,593	$1,199,634	(44)
Unitholders’ equity	$1,746,603	$1,708,665	2

Provident Energy 2008 Third Quarter Results

Operational highlights
	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change
Oil and Gas Production
Daily production - COGP (continuing operations)
Crude oil (bpd)	12,805	11,182	15	12,529	9,307	35
Natural gas liquids (bpd)	1,195	1,255	(5)	1,227	1,329	(8)
Natural gas (mcfpd)	85,628	93,511	(8)	85,244	92,309	(8)
COGP oil equivalent (boed) (1)	28,271	28,022	1	27,963	26,021	7
USOGP (discontinued operations) oil equivalent
(boed) (1)	1,963	10,803	(82)	16,034	9,382	71
Consolidated oil equivalent (boed) (1)	30,234	38,825	(22)	43,997	35,403	24

Average realized price from continuing operations
(before realized financial derivative instruments)
Crude oil blend ($/bbl)	$102.66	$57.88	77	$94.49	$54.70	73
Natural gas liquids ($/bbl)	$91.72	$55.47	65	$85.96	$52.30	64
Natural gas ($/mcf)	$8.60	$4.94	74	$8.74	$6.54	34
Oil equivalent ($/boe) (1)	$76.42	$42.07	82	$72.74	$45.44	60
Field netback from continuing operations (before
realized financial derivative instruments) ($/boe)	$48.41	$21.18	129	$45.85	$24.90	84
Field netback from continuing operations (including
realized financial derivative instruments) ($/boe)	$46.18	$22.51	105	$43.50	$25.07	74
Midstream
Midstream NGL sales volumes (bpd)	111,313	112,386	(1)	119,456	115,664	3
EBITDA (000s) (2)	$37,339	$47,425	(21)	$175,095	$136,252	29

Provident Energy 2008 Third Quarter Results

Management’s discussion and analysis

The following analysis dated November 12, 2008 provides a detailed explanation of Provident Energy Trust’s (“Provident’s”) operating results for the three and nine months ended September 30, 2008 compared to the same time periods in 2007 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Canadian crude oil and natural gas production (“COGP”), and Midstream.  Provident’s COGP business produces crude oil and natural gas from seven core areas in the western Canadian sedimentary basin.  The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (“USOGP”) business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation (see note 9 of the interim consolidated financial statements). USOGP produced crude oil and natural gas in California, Wyoming, Texas, Florida, Michigan, Indiana and Kentucky.  The USOGP business was sold in two portions, the first in June and the second in August, 2008.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit and the Midstream business unit.  The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements.  See “Forward-looking statements” at the end of the analysis for further discussion.

Third quarter and nine months ended September 30, 2008 highlights

The third quarter highlights section provides commentary for the third quarter and for the nine months ended September 30, 2008 and for corresponding periods in 2007.

Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (USOGP) business is accounted for as discontinued operations (see note 9 of the interim consolidated financial statements).

In June 2008, the Trust sold a portion of the USOGP business, consisting of its 22 percent interest in BreitBurn Energy Partners, L.P. (MLP) and its 96 percent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million.  The Trust has recorded a gain on sale of $187.9 million and $139.7 million in current tax expense, related to this transaction.  Also recorded was a realized foreign exchange loss of $30.3 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2006.  These amounts are recorded as part of net income from discontinued operations for the nine months ended September 30, 2008.

In August 2008, the Trust sold the remaining portion of the USOGP business, comprised of an approximate 96 percent interest in BreitBurn Energy Company L.P., for total consideration of U.S. $300.4 million, consisting of cash proceeds, net of transaction costs, of U.S. $290.4 million and a U.S. $10 million note.  The Trust has recorded a gain on sale of $75.7 million and $74.0 million in current tax expense related to this transaction.  Also recorded was a realized foreign exchange loss of $26.8 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2004.  These amounts are recorded as part of net income from discontinued operations for the three and nine months ended September 30, 2008.

The Trust has applied the proceeds on the sale of the USOGP business to reduce long-term debt, resulting in a ratio of net debt to total capitalization as at September 30, 2008 of 29 percent compared to 40 percent at December 31, 2007 (see “Liquidity and capital resources”).

Provident Energy 2008 Third Quarter Results

Consolidated funds flow from operations and cash distributions
Consolidated	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per unit data)	2008	2007	% Change	2008	2007	% Change

Funds Flow from Operations and Distributions
Funds flow from continuing operations	$139,979	$79,493	76	$435,843	$246,908	77
Funds flow from discontinued operations (1)	11,682	25,656	(54)	137,535	43,784	214
Total funds flow from operations	$151,661	$105,149	44	$573,378	$290,692	97
Per weighted average unit - basic	$0.59	$0.43	37	$2.25	$1.30	73
Per weighted average unit - diluted (2)	$0.57	$0.43	33	$2.25	$1.30	73
Declared distributions	$92,188	$87,782	5	$274,967	$244,289	13
Per Unit	0.36	$0.36	-	$1.08	$1.08	-
Percent of funds flow from operations distributed (3)	61%	89%	(31)	$53%	$88%	(40)
(1)  Prior to the sale of USOGP, Provident owned approximately 22 per cent of the MLP and 96 per cent of BreitBurn. In accordance with generally accepted accounting principles (GAAP) in Canada and the United States, these investments were consolidated into Provident's results. On a proportionate basis, Provident's share of funds flow from operations relating to discontinued operations (USOGP) for the three and nine months ended September 30, 2008 was $11.3 million and $57.9 million, respectively.
(2)  Includes dilutive impact of unit options and convertible debentures.
(3)  Calculated as declared distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $51.4 million year-to-date and nil for the quarter (2007 - $13.7 million and $6.6 million, respectively).

Management uses funds flow from operations to analyze operating performance.  Funds flow from operations represents cash flow from operations before changes in working capital and site restoration expenditures.  Provident also reviews funds flow from operations in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed.

Funds flow from operations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar measures for other entities.  Funds flow from operations as presented is not intended to represent operating cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.

Third quarter 2008 funds flow from operations was $151.7 million, 44 percent above the $105.1 million recorded in the third quarter of 2007.  For the nine month period ended September 30, 2008 funds flow from operations was $573.4 million, 97 percent above the $290.7 million in the same period of 2007.  COGP provided 71 percent of third quarter 2008 funds flow from operations, Midstream contributed 21 percent and USOGP generated the remaining eight percent.

COGP 2008 third quarter funds flow from operations was $107.5 million, a 128 percent increase from the $47.1 million recorded in the comparable 2007 quarter.  This increase was a result of increased realized crude oil, natural gas liquids and natural gas prices combined with an increase in production.  Production increased by one percent primarily due to the acquisition of Triwest Energy Inc. on December 3, 2007 (“Triwest”), and the successful execution of the drilling and development program offsetting natural production declines.  For the nine month period ended September 30, 2008 COGP funds flow from operations was $291.5 million, a 100 percent improvement above the $145.6 million recorded in the comparable 2007 period, resulting from a seven percent increase in year-to-date production, as well as higher commodity prices.

The Midstream business unit contributed $32.5 million to the third quarter of 2008 funds flow from operations, one percent above the $32.4 million recorded in the comparable 2007 quarter, reflecting lower earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA), offset by reduced interest expense and tax charges.  The lower EBITDA reflects higher operating margins, offset by an increase in the realized loss on financial derivative instruments. For the nine months ended September 30, 2008, Midstream contributed $144.4 million to funds flow from operations, a 43 percent increase from the $101.3 million in the comparable 2007 period, resulting from a 70 percent increase in operating margin, partially offset by higher realized losses on financial derivative instruments.

Provident Energy 2008 Third Quarter Results

Funds flow from discontinued operations (USOGP) in the third quarter of 2008 was $11.7 million, compared to $25.6 million in the third quarter of 2007.  The decrease is due to the sale of the majority of the USOGP business in June 2008 and the remainder in August. For the nine months ended September 30, 2008, funds flow from discontinued operations (USOGP) was $137.5 million, compared to the $43.8 million in the comparable 2007 period.  The increase is primarily driven by increased production due to oil and gas property acquisitions by the MLP in 2007, combined with higher commodity prices.  Prior to the sale of USOGP, Provident owned approximately 22 percent of the MLP and 96 percent of BreitBurn.  In accordance with generally accepted accounting principles (GAAP) in Canada and the United States, these investments were consolidated into Provident's results.  On a proportionate basis, Provident's share of funds flow from operations relating to discontinued operations (USOGP) for the three and nine months ended September 30, 2008 was $11.3 million and $57.9 million, respectively.  Management uses proportionate information to analyze operating performance.  The proportionate information as presented here does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.  This proportionate information is not intended to be viewed as an alternative to the corresponding measures of financial performance calculated in accordance with Canadian GAAP.

Declared distributions in the third quarter of 2008 totaled $92.2 million compared to $87.8 million of declared distributions in 2007.  This represented 61 percent and 89 percent of funds flow from operations, respectively, after distributions to non-controlling interests of nil (2007 - $6.6 million).  On a segmented basis, the Midstream business, due to its low sustaining capital requirements, effectively contributed 95 percent of its funds flow from operations for distribution in the three months ended September 30, 2008.  The remaining distributions were effectively contributed by the oil and natural gas production businesses (COGP and USOGP) representing 51 percent of their combined funds flow from operations in the third quarter of 2008.

Outlook

Uncertainty in the North American debt and equity markets has had a substantial impact on the valuation of equities including Provident’s trust units. The recent dramatic declines in, and volatility of, commodity prices combined with volatility in currency exchange rates will have an impact on cash flow in the energy sector during the fourth quarter and into 2009. Provident will continue to make prudent capital spending and financial decisions in this context with the objective of preserving financial flexibility and protecting long-term value.

The Canadian Oil and Natural Gas Production business unit (COGP) performed favourably through the third quarter with strong production and netbacks. Capital spending will be approximately $197 million in 2008. Provident still anticipates exiting 2008 near the high end of previously disclosed production guidance. Prospectively, COGP economics will be impacted by declining commodity prices. Provident will also be adversely impacted by the Alberta Government’s New Royalty Framework as it estimates its average corporate royalty rate will increase from roughly 20 percent in 2008 to approximately 26 percent in 2009. These royalties are subject to fluctuation depending on commodity prices.

The Midstream business unit has experienced price-driven margin contraction during the second half of 2008. Typically, this trend is reversed as demand for NGL products increases in the winter months. However, this seasonal pattern may be impacted by lower demand in the petrochemical sector due to plant outages in the Texas refining and petrochemical complex caused by recent hurricane activity in the Gulf of Mexico. The Midstream business unit intends to spend approximately $38 million of its 2008 capital budget by the end of the year.

Provident continues to evaluate strategic and structural options for its upstream and midstream business units although current market conditions add to the complexity of this review. In addition to the sale of its U.S. business, Provident has taken steps to facilitate the separation of its business units as it has completed an internal reorganization of entities within the Provident structure. Ultimately, Provident plans to implement a strategy that optimizes business unit structures, improves overall competitiveness, reduces the cost of capital and enhances unitholder value. While evaluating future scenarios, management’s primary focus remains on managing the business in a prudent, responsible manner.

Provident Energy 2008 Third Quarter Results

Net income
Consolidated	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per unit data)	2008	2007	% Change	2008	2007	% Change

Net income (loss)	$351,105	$(35,005)	-	$200,640	$(38,111)	-
Per weighted average unit
– basic (1)	$1.37	$(0.14)	-	$0.79	$(0.17)	-
– diluted (2)	$1.29	$(0.14)	-	$0.79	$(0.17)	-

Net income for the third quarter of 2008 was $351.1 million compared to a $35.0 million net loss in the comparable 2007 quarter which was attributable to a $47.6 million, or 47 percent, increase in EBITDA from continuing operations combined with a $318.6 million increase in unrealized gain on financial derivative instruments.

The COGP business segment’s third quarter 2008 net income was $76.9 million, an increase of $94.7 million compared to the 2007 third quarter net loss of $17.8 million.  This increase was the result of increased realized crude oil, natural gas liquids and natural gas prices and a $43.1 million increase in unrealized gain on financial derivative instruments.

The Midstream segment’s net income was $233.0 million in the third quarter of 2008 as compared to an $8.6 million net loss in the third quarter of 2007.  A $275.4 million increase in the third quarter from unrealized gains on financial derivative instruments, partially offset by a $10.1 million, or 21 percent decrease in EBITDA and a future income tax expense were the drivers of the change.

In the third quarter of 2008, net income from discontinued operations (USOGP) was $41.2 million as compared to 2007 third quarter net loss of $8.6 million.  Unrealized gains on financial derivative instruments, combined with the gain on sale of discontinued operations and related taxes account for the increase in net income in the third quarter of 2008.

Provident’s net income figures are affected by the requirement to “mark-to-market” all financial derivative instruments at the end of the period and report these unrealized gains or losses as part of current period net income.  Because Provident’s commodity price risk management program extends up to five years into the future in the Midstream segment, net earnings can show substantial quarterly variation that is not necessarily related to current operations.

Provident Energy 2008 Third Quarter Results

Reconciliation of non-GAAP measures

Provident calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure.  A reconciliation between EBITDA and (loss) income from continuing operations before taxes follows:

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2008	2007	% Change	2008	2007	% Change
EBITDA	$148,595	$100,955	47	$478,831	$294,995	62
Adjusted for:
Cash interest	(11,619)	(15,515)	(25)	(40,795)	(38,173)	7
Unrealized gain (loss) on financial
derivative instruments	286,255	(32,304)	-	(182,555)	(35,183)	419
Depletion, depreciation and accretion and other
non-cash expenses	(94,941)	(93,897)	1	(261,418)	(239,442)	9
Income (loss) from continuing
operations before taxes	$328,290	$(40,761)	-	$(5,937)	$(17,803)	(67)

The following table reconciles funds flow from operations with cash provided by operating activities and distributions to unitholders:

Reconciliation of funds flow from operations to
distributions	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2008	2007	% Change	2008	2007	% Change
Cash provided by operating activities	$177,068	$90,655	95	$524,394	$327,125	60
Change in non-cash operating working capital	(26,726)	13,904	-	45,027	(38,773)	-
Site restoration expenditures	1,319	590	124	3,957	2,340	69
Funds flow from operations	151,661	105,149	44	573,378	290,692	97
Distributions to non-controlling interests	-	(6,583)	(100)	(51,433)	(13,722)	275
Cash retained for financing and investing activities	(59,473)	(10,784)	451	(246,978)	(32,681)	656
Distributions to unitholders	92,188	87,782	5	274,967	244,289	13
Accumulated cash distributions, beginning of period	1,442,956	1,083,332	33	1,260,177	926,825	36
Accumulated cash distributions, end of period	$1,535,144	$1,171,114	31	$1,535,144	$1,171,114	31
Cash distributions per unit	$0.36	$0.36	-	$1.08	$1.08	-

Taxes

	Three months ended September 30,			Nine months ended September 30,
($000s)	2008	2007	% Change	2008	2007	% Change
Capital tax expense	$932	$2,364	(61)	$2,624	$3,252	(19)
Current and withholding tax (recovery) expense	(3,900)	3,459	-	(76)	6,357	-
Future income tax expense (recovery)	21,411	(20,147)	-	(82,144)	43,459	-
	$18,443	$(14,324)	-	$(79,596)	$53,068	-

For the nine months ended September 30, 2008, the total income tax recovery was $79.6 million.  Based on year-to-date loss before taxes of $5.9 million, the expected income tax recovery was $1.6 million.  The difference between the expected recovery and the total tax recovery is primarily a result of deductions allowed when computing taxable income of the Trust for distributions made to unitholders.  The Trust is a taxable entity under Canadian income tax law and is currently taxable only on income that is not distributed or distributable to the unitholders until 2011, when the new tax on distributions comes into effect.  If the Trust distributes all of its taxable income to the unitholders, no current provision for taxes is required by the Trust until 2011.  Since inception, the Trust has distributed all of its taxable income to the unitholders.  Additionally, interest and royalties are charged by the Trust to its subsidiaries, which are deductible in the computation of taxable income at the incorporated subsidiary level reducing tax pool claims in certain subsidiaries and potentially creating tax loss carry-forwards that result in future income tax recoveries.

Provident Energy 2008 Third Quarter Results

Capital taxes in the third quarter totaled $0.9 million, a decrease from the $2.4 million expense recorded in the third quarter of 2007, and $2.6 million year-to-date, compared to $3.3 million year-to-date for 2007. The decrease reflects adjustments made in 2007 upon filing of tax returns.

The current and withholding tax recovery of $3.9 million in the third quarter of 2008 compares to an expense of $3.5 million in the third quarter of 2007.  For the nine months ended September 30, 2008, current and withholding tax recovery was $0.1 million, compared with an expense of $6.4 million in 2007.  These taxes are associated with Midstream operations.

The 2008 third quarter future income tax expense of $21.4 million compares to a recovery of $20.1 million in the third quarter of 2007.  The third quarter 2008 expense was primarily a result of the unrealized gain on financial derivative instruments.  For the nine months ended September 30, 2008, future income tax recovery was $82.1 million compared with an expense of $43.5 million in 2007.  The 2008 year-to-date recovery results from deductible interest and royalties in taxable subsidiaries reducing tax pool claims and creating tax loss carry forwards, combined with unrealized losses on financial derivative instruments.  The 2007 expense includes $105.7 million relating to the second quarter 2007 enactment of legislation to tax publicly traded trusts in 2011.

Interest expense

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s, except as noted)	2008	2007	% Change	2008	2007	% Change

Interest on bank debt	$6,636	$12,684	(48)	$30,029	$29,356	2
Interest on convertible debentures	4,983	5,014	(1)	14,951	15,214	(2)
Discontinued operations portion	-	(2,183)	(100)	(4,185)	(6,397)	(35)
Total cash interest	$11,619	$15,515	(25)	$40,795	$38,173	7

Weighted average interest rate on all long-term debt	5.3%	5.8%	(9)	5.4%	5.8%	(7)
Debenture accretion and other non-cash interest
expense	1,462	1,151	27	3,774	3,554	6
Total interest expense	$13,081	$16,666	(22)	$44,569	$41,727	7

Interest on bank debt decreased in the third quarter of 2008 compared to 2007 due to significantly lower debt levels and lower market interest rates.  Cash proceeds on the sale of USOGP in June and August of 2008, amounting to U.S. $632.6 million, were used to pay down debt.

Commodity price risk management program

Provident’s commodity price risk management program is intended to mitigate the volatility of commodity prices and to assist with stabilizing cash flow and distributions. Provident seeks to accomplish this through the use of financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates.

In accordance with the Trust’s credit policy, the Trust mitigates associated credit risk by limiting financial derivative transactions with primarily investment grade counterparties to approved credit limits. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. In some cases the Trust may request collateral to manage exposures that exceed the approved credit limit.

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate.  Market conditions have not provided sufficient or adequate opportunity to directly manage propane, butane and condensate prices over the longer term.  Prices for propane, butane and condensate historically have correlated with prices for crude oil.  As a consequence, Provident has entered into natural gas, natural gasoline and crude oil financial derivative contracts through March 2013 in order to protect operating margins in the Midstream business.  Short term financial derivative instruments directly fixing propane and natural gasoline prices have also been executed.

Provident Energy 2008 Third Quarter Results

Activity in the Third Quarter

A summary of Provident’s risk management contracts from continuing operations executed during the third quarter of 2008 is contained in the following tables:

COGP
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2008	Crude Oil	2,000	Bpd	WCS blend at 80% of US$ WTI (3)	October 1 - December 31
2009	Crude Oil	2,000	Bpd	WCS blend at 80% of US$ WTI (3)	January 1 - March 31

Midstream
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2008	Crude Oil	(2,245)	Bpd	US $111.19 per bbl (6)	October 1 - December 31
		667	Bpd	US $114.85 per bbl (7)	November 1 - November 30
	Propane	3,150	Bpd	US $1.62 per gallon (6)	October 1 - December 31
		2,079	Bpd	US $1.66 per gallon (7)	October 1 - December 31
	Normal Butane	968	Bpd	US $107.35 per bbl (2) (7)	October 1 - October 31
2009	Crude Oil	(280)	Bpd	US $99.93 per bbl (6)	January 1 - March 31
	Propane	400	Bpd	US $1.42 per gallon (6)	January 1 - March 31
		456	Bpd	US $1.61 per gallon (7)	January 1 - March 31
Corporate
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2008	Foreign exchange			Buy US $72,000,000 @ 1.0481 (8)	December 15, 2008
(1)  The above table represents a number of transactions entered into over the third quarter 2008.
(2)  Crude Oil contracts are settled against NYMEX WTI calendar average.
(3)  WCS contracts are settled against the monthly index for physical WCS (quoted as a differential to WTI) by NetThruPut Inc.
(4)  Propane contracts are settled against Belvieu C3 TET.
(5)  Normal Butane contracts are settled against Belvieu NC4 TET.
(6)  Conversion of Crude Oil BTU hedges to liquids.
(7)  Midstream Inventory Hedges.
(8)  Forward purchase of US dollars.

A summary of all of Provident’s risk management contracts in place at September 30, 2008 is available on Provident’s website at www.providentenergy.com.

Settlement of commodity contracts

The following is a summary of the net funds flow from operations to settle commodity contracts (related to continuing operations) during the third quarter and first nine months of 2008.  For comparative purposes the 2007 amounts are also summarized.

a)	Crude oil - COGP

For the quarter ended September 30, 2008, Provident paid $5.8 million to settle various oil market based contracts on an aggregate volume of 0.4 million barrels.  During the quarter ended September 30, 2007,

Provident Energy 2008 Third Quarter Results

Provident paid $2.5 million to settle various oil market based contracts on an aggregate volume of 0.5 million barrels.

For the nine months ended September 30, 2008, Provident paid $17.0 million to settle various oil based contracts on an aggregate volume of 1.2 million barrels.  During the nine months ended September 30, 2007, Provident paid $3.3 million to settle various oil market based contracts on an aggregate volume of 1.0 million barrels.  Strong oil prices during 2008 resulted in an opportunity cost related to oil price risk management activities.

If all contracts in place had been settled at September 30, 2008 an estimated opportunity cost of $16.6 million (September 30, 2007 - $10.1 million) would have been incurred.

b)	Natural Gas - COGP

For the quarter ended September 30, 2008, Provident paid $1.1 million to settle various natural gas market based contracts on an aggregate volume of 2.7 million gj’s.  For comparison, during the three months ended September 30, 2007, Provident received $5.9 million to settle various natural gas market based contracts on an aggregate volume of 4.6 million gj’s.

For the nine months ended September 30, 2008, Provident paid $2.1 million to settle various natural gas market based contracts on an aggregate volume of 9.0 million gj’s.  For comparison, during the nine months ended September 30, 2007, Provident received $4.5 million to settle various natural gas market based contracts on an aggregate volume of 12.2 million gj’s.

If contracts in place had been settled at September 30, 2008 an estimated opportunity gain of $3.9 million (September 30, 2007 – $13.8 million gain) would have been incurred.

c)	Midstream

For the quarter ended September 30, 2008, Provident paid $61.8 million (2007 – received $5.2 million) to settle Midstream oil market based contracts on an aggregate volume of 1.5 million barrels (2007 – 0.3 million barrels) and received $3.8 million (2007 – paid $19.5 million) to settle Midstream natural gas market based contracts on an aggregate volume of 6.7 million gj’s (2007 – 6.8 million gj’s).  In addition, for the third quarter of 2008, Provident received $0.3 million (2007 – paid $9.0 million) to settle Midstream NGL market based contracts on an aggregate volume of 0.1 million barrels (2007 – 1.7 million barrels).

For the nine months ended September 30, 2008, Provident paid $131.6 million (2007 – received $17.7 million) to settle Midstream oil market based contracts on an aggregate volume of 2.9 million barrels (2007 – 0.8 million barrels) and paid $3.9 million (2007 – $31.9 million) to settle Midstream natural gas market based contracts on an aggregate volume of 20.1 million gj’s (2007 – 18.7 million gj’s).  This net opportunity cost was primarily caused by record high crude oil prices.  In addition, Provident paid $8.3 million (2007 – $21.6 million) to settle Midstream NGL market based contracts on an aggregate volume of 2.1 million barrels (2007 – 4.8 million barrels).

If contracts in place had been settled at September 30, 2008 an estimated opportunity cost of $448.2 million (September 30, 2007 – $99.9 million) would have been incurred.  These unrealized “mark-to-market” opportunity costs relate to positions with effective periods ranging from 2008 through 2013 and are required to be recognized in the financial statements under generally accepted accounting principles.  These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to manage commodity prices and protect future Midstream product margins.  Fluctuations in the market value of these instruments have no impact on funds flow from operations until the instrument is settled.

d)	Foreign exchange contracts

For the quarter ended September 30, 2008, Provident received $6.9 million to settle various foreign exchange based contracts (2007 – $1.8 million).  For the nine months ended September 30, 2008, Provident received $12.4 million to settle various foreign exchange based contracts (2007 - $1.3 million).  If contracts

Provident Energy 2008 Third Quarter Results

in place had been settled at September 30, 2008 an estimated opportunity gain of $2.6 million (September 30, 2007 – $0.8 million gain) would have been incurred.

e)	Interest rate contracts

For the quarter ended September 30, 2008, Provident paid $0.1 million to settle various interest rate based contracts (2007 – nil).  For the nine months ended September 30, 2008, Provident paid $0.2 million to settle various interest rate based contracts (2007 – nil).

f)	Power contracts

For the quarter ended September 30, 2008, Provident received $0.2 million to settle various electricity based contracts (2007 – nil).  For the nine months ended September 30, 2008, Provident received $1.6 million to settle various electricity based contacts (2007 – nil).

Liquidity and capital resources

Continuing operations
($000s)	September 30, 2008	December 31, 2007	% Change

Long-term debt - revolving term credit facility	$394,038	$923,996	(57)
Long-term debt - convertible debentures
(including current portion)	279,555	275,638	1
Working capital deficit (surplus) (1)	30,529	(58,732)	-
Net debt	$704,122	$1,140,902	(38)

Unitholders' equity (at book value)	1,746,603	1,708,665	2
Total capitalization at book value	$2,450,725	$2,849,567	(14)

Total net debt as a percentage of total book value capitalization	29%	40%	(28)
(1) The working capital deficit (surplus) excludes balances for the current portion of financial derivative instruments.

Provident operates two business units with similar but not identical monthly cash settlement cycles.  Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit.  Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

As at September 30, 2008, Provident held non-bank sponsored asset-backed commercial paper amounting to $4.3 million.  These securities have been classified as investments due to a reduction in market liquidity for these investments.  Provident does not expect the resolution of the liquidity issues to have a significant impact on its operations.

As a result of the recent weakening of the global economy, oil and gas industry participants, including Provident, are experiencing more restricted access to capital and anticipate increased borrowing costs.  Although Provident’s business and asset base have not changed, the lending capacity of financial institutions has been diminished and risk premiums have increased.  Management continues to believe that cash flows from operating activities and availability under existing bank facilities will be adequate to settle Provident’s financial liabilities.  However, these issues will affect Provident as it reviews financing alternatives for future capital expenditures and potential acquisition opportunities in the current lower commodity price environment.

Substantially all of Provident's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Provident Energy 2008 Third Quarter Results

Long-term debt and working capital

As at September 30, 2008 Provident had drawn on 35 percent of its Canadian term credit facility of $1,125 million.  This compares to 81 percent drawn as at December 31, 2007.  The significant decrease in bank debt reflects the application of U.S. $632.6 million of cash proceeds realized on the disposition of USOGP.

The ratio of net debt (as calculated under “Liquidity and capital resources”) to annualized third quarter funds flow from continuing operations was 1.3 to one, as compared to third quarter 2007 net debt to annualized funds flow from continuing operations of 3.5 to one.  The decreased ratio reflects a decrease in net debt as well as higher funds flow in both COGP and Midstream.

At September 30, 2008 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $35.2 million, increasing bank line utilization to 38 percent.  The guarantees totaled $31.6 million at December 31, 2007.

Provident’s working capital from continuing operations decreased by $153.5 million as at September 30, 2008 relative to December 31, 2007.  This amount includes a $36.4 million decrease in accounts receivable, a $5.3 million increase in accounts payable and accrued liabilities, a $25.3 million increase in current portion of convertible debentures, a $105.5 million increase in income taxes payable driven by taxes incurred on the sale of the USOGP business in the second and third quarters of 2008, a $39.0 million increase in the current portion of financial derivative instruments, partially offset by a $53.8 million increase in inventory, and a $5.0 million increase in prepaid expenses and other current assets.

Trust units

For the quarter ended September 30, 2008, the Trust issued four thousand units on conversion of convertible debentures (2007 – 0.5 million units).  An additional 0.1 million units pursuant to the unit option plan were issued for the quarter ended September 30, 2008 (2007 – 0.1 million units).  Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 1.5 million units were elected in the third quarter and were issued or are to be issued representing proceeds of $14.5 million (2007 – 1.3 million units for proceeds of $14.8 million).

At September 30, 2008, management and directors held less than one percent of the outstanding units.

Provident Energy 2008 Third Quarter Results

Capital expenditures and funding

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2008	2007	% Change	2008	2007	% Change
Capital Expenditures
Capital expenditures and site restoration
expenditures	$(74,571)	$(37,377)	100	$(196,001)	$(105,240)	86
Property acquisitions, net	(136)	(1,860)	(93)	(19,587)	(11,569)	69
Corporate acquisitions	-	-	-	-	(467,850)	(100)
Net capital expenditures	$(74,707)	$(39,237)	90	$(215,588)	$(584,659)	(63)

Funded By
Funds flow from continuing operations net of
declared distributions to unitholders	$47,791	$(8,289)	-	$160,876	2,619	6,043
Proceeds on sale of discontinued operations,
net of tax	232,513	-	-	438,862	-	-
(Decrease) increase in long-term debt	(232,290)	39,044	-	(530,866)	138,277	-
Issue of trust units, net of cost; excluding DRIP	467	471	(1)	1,671	361,118	(100)
DRIP proceeds	14,520	14,777	(2)	43,194	35,357	22
Change in working capital, including cash,
sale of assets and change in investments	11,706	(6,766)	-	101,851	47,288	115
Net capital expenditure funding	$74,707	$39,237	90	$215,588	$584,659	(63)

For the comparable quarters Provident has funded its net capital expenditures with funds flow from operations, debt and equity issued from treasury through public offerings, the DRIP (Distribution Re-Investment Program), and the sale of assets.

Non-cash unit based compensation

Non-cash unit based compensation includes expenses associated with Provident’s restricted and performance unit plan, as well as the unit option plan.  Provident accounts for the unit option plan using the fair value of the option at the time of issue.  The other unit based compensation is recorded at the estimated fair value of the notional units granted.  Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan.  The expense associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense).  A portion relating to operational employees at field and plant locations is also allocated to operating expense.  Provident recorded a unit based compensation recovery of $0.4 million for the quarter ended September 30, 2008 (2007 - $8.8 million expense) included primarily in general and administrative expense.  Provident made no payments in respect of unit based compensation in the third quarter of 2008 (2007 - nil).  For the nine months ended September 30, 2008, Provident recorded unit based compensation expense of $9.8 million (2007 - $17.9 million) and made related cash payments of $8.3 million (2007 - $1.8 million).   At September 30, 2008, the current portion of the liability totaled $18.0 million (December 31, 2007 - $9.9 million) and the long-term portion totaled $5.4 million (December 31, 2007 - $12.4 million).

Provident Energy 2008 Third Quarter Results

COGP segment review

Crude oil and liquids price

The following prices are net of transportation expense.

COGP	Three months ended September 30,			Nine months ended September 30,
($ per bbl)	2008	2007	% Change	2008	2007	% Change

Oil per barrel
WTI (US$)	$117.98	$75.38	57	$113.29	$66.19	71
Exchange rate (from US$ to Cdn$)	$1.04	$1.04	-	$1.02	$1.10	(7)
WTI expressed in Cdn$	$122.91	$78.74	56	$115.40	$73.13	58

Realized pricing before financial derivative
instruments
Crude oil	$102.66	$57.88	77	$94.49	$54.70	73
Natural gas liquids	$91.72	$55.47	65	$85.96	$52.30	64
Crude oil and natural gas liquids	$101.73	$57.63	77	$93.73	$54.40	72

In the third quarter of 2008, COGP’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by 77 percent to $101.73 per barrel compared to $57.63 in the third quarter of 2007.  The 2008 increase was a result of a 57 percent increase in $US WTI crude oil price combined with narrower price differentials relative to WTI.

Natural gas price

The following prices are net of transportation expense.

COGP	Three months ended September 30,			Nine months ended September 30,
($ per mcf)	2008	2007	% Change	2008	2007	% Change

AECO monthly index (Cdn$ per mcf)	$9.24	$5.61	65	$8.57	$6.79	26
Corporate natural gas price per mcf before financial
derivative instruments (Cdn$)	$8.60	$4.94	74	$8.74	$6.54	34

COGP’s third quarter 2008 realized natural gas price, before financial derivative instruments, increased 74 percent as compared to the third quarter of 2007, which was nine percent greater than the increase in the AECO monthly index over the same period.  Provident markets to aggregators and can sell to the market on daily and monthly indices, receiving prices which are based on the heat content of the natural gas.  Provident’s realized prices and changes in prices will therefore differ from benchmark indices.

Production

COGP	Three months ended September 30,			Nine months ended September 30,
	2008	2007	% Change	2008	2007	% Change

Daily production
Crude oil (bpd)	12,805	11,182	15	12,529	9,307	35
Natural gas liquids (bpd)	1,195	1,255	(5)	1,227	1,329	(8)
Natural gas (mcfd)	85,628	93,511	(8)	85,244	92,309	(8)
Oil equivalent (boed) (1)	28,271	28,022	1	27,963	26,021	7
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production increased one percent to 28,271 boed during the third quarter of 2008 as compared to 28,022 boed in the comparable 2007 quarter.  The increase in production was primarily a result of the Triwest acquisition (included as part of Southeast Saskatchewan core area) in the fourth quarter of 2007, acquisition of additional working interests in the Triwest assets in 2008 and active drilling and development programs.  This was partially offset by natural production declines. Production for the third quarter of 2008 was weighted 50 percent natural gas, and 50 percent

Provident Energy 2008 Third Quarter Results

crude oil and natural gas liquids, a change from the 56 percent natural gas, and 44 percent crude oil and natural gas liquids for the third quarter of 2007.  The change in the production weighting reflects the oil-weighted acquisitions completed in 2007 and their associated drilling programs.  Production over the nine months ended September 30, 2008 was weighted 51 percent natural gas, and 49 percent crude oil and natural gas liquids, compared to 59 percent natural gas, and 41 percent crude oil and natural gas liquids for the nine months ended September 30, 2007.

Provident’s COGP production summarized by core areas is as follows:

	Three months ended September 30,			Nine months ended September 30,
COGP	2008	2007	% Change	2008	2007	% Change
Daily Production - by area (boed) (1)
West Central Alberta	6,215	6,614	(6)	6,361	7,092	(10)
Southern Alberta	4,931	5,534	(11)	4,847	5,665	(14)
Northwest Alberta	4,912	5,061	(3)	4,826	4,969	(3)
Dixonville (2)	3,854	3,618	7	3,768	1,373	174
Southeast Saskatchewan	2,931	1,638	79	3,127	1,643	90
Southwest Saskatchewan	1,312	1,714	(23)	1,375	1,792	(23)
Lloydminster	4,116	3,843	7	3,659	3,487	5
	28,271	28,022	1	27,963	26,021	7
(1)	Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2)	Dixonville production in 2007 represents production from June 19, 2007 (date of Capitol Energy Resources Ltd. Acquisition) amounting to 3,639 boed for the 103 days.

Provident Energy 2008 Third Quarter Results

Revenue and royalties
COGP	Three months ended September 30,			Nine months ended September 30,
($ 000s except per boe and mcf data)	2008	2007	% Change	2008	2007	% Change

Oil
Revenue	$120,936	$59,542	103	$324,384	$138,989	133
Realized loss on financial
derivative instruments	(4,636)	(2,475)	87	(15,898)	(3,230)	392
Royalties	(22,944)	(11,358)	10	(60,738)	(26,720)	127
Net revenue	$93,356	$45,709	104	$247,748	$109,039	127
Net revenue (per barrel)	$79.25	$44.43	78	$72.17	$42.91	68
Royalties as a percentage of revenue	19.0%	19.1%		18.7%	19.2%

Natural gas
Revenue	$67,745	$42,516	59	$204,095	$164,860	24
Realized (loss) gain on financial
derivative instruments	(1,153)	5,892	-	(2,119)	4,459	-
Royalties	(12,282)	(9,662)	27	(37,072)	(31,717)	17
Net revenue	$54,310	$38,746	40	$164,904	$137,602	20
Net revenue (per mcf)	$6.89	$4.50	53	$7.06	$5.46	29
Royalties as a percentage of revenue	18.1%	22.7%		18.2%	19.2%

Natural gas liquids
Revenue	$10,081	$6,404	57	$28,887	$18,974	52
Royalties	(2,530)	(1,444)	75	(7,229)	(4,799)	51
Net revenue	$7,551	$4,960	52	$21,658	$14,175	53
Net revenue (per barrel)	$68.68	$42.96	60	$64.42	$39.07	65
Royalties as a percentage of revenue	25.1%	22.5%		25.0%	25.3%

Total
Revenue	$198,762	$108,462	83	$557,366	$322,823	73
Realized (loss) gain on financial
derivative instruments	(5,789)	3,417	-	(18,017)	1,229	-
Royalties	(37,756)	(22,464)	68	(105,039)	(63,236)	66
Net revenue	$155,217	$89,415	74	$434,310	$260,816	67
Net revenue (per boe)	$59.67	$34.68	72	$56.68	$36.72	54
Royalties as a percentage of revenue	19.0%	20.7%		18.8%	19.6%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

Quarter over quarter, 2008 COGP net revenue increased by 74 percent to $155.2 million and by 72 percent to $59.67 per boe.  The increases reflect higher realized crude oil, natural gas liquids, and natural gas prices and higher crude oil production volumes.  Royalties, which are price sensitive and affected by production levels, decreased as a percentage of revenue in the third quarter of 2008, compared to the third quarter in 2007.  The third quarter of 2007 included a one-time override royalty payment which resulted in a higher natural gas royalty rate as a percentage of revenue.  The increase in realized loss on financial derivative instruments to $5.8 million in the third quarter of 2008 from a $3.4 million gain in the comparable 2007 quarter reflects a $1.2 million loss on natural gas derivative contracts in 2008 combined with a $4.6 million loss on oil derivative contracts in a record high crude oil price environment.  For the nine months ended September 30, 2008, net revenue per boe was $56.68 or 54 percent above $36.72 in the same period of 2007.

Provident Energy 2008 Third Quarter Results

Production expenses
COGP	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per boe data)	2008	2007	% Change	2008	2007	% Change

Production expenses	$35,080	$31,378	12	$101,014	$82,743	22
Production expenses (per boe)	$13.49	$12.17	11	$13.18	$11.65	13

Third quarter 2008 production expenses increased to $35.1 million from $31.4 million in the comparable 2007 quarter.  The increase was due to the one percent increase in quarter over quarter production, and the impact of COGP returning wells to production with higher operating costs to take advantage of higher netbacks resulting from the record high crude oil price environment.  As well, the increased commodity prices raised prices for fuel consumption and power, and increased costs in service related activities for down-hole and maintenance work.  On a per boe basis, production expenses increased to $13.49 per boe compared to $12.17 per boe in the third quarter of 2007.  The per boe production expenses includes the impact of the decision to return higher cost wells to production as well as additional costs due to battery turnarounds, further compounded by the associated lost production during the turnarounds.

Year-to-date production expenses increased 22 percent to $101.0 million from $82.7 million in 2007, reflecting the seven percent increase in production, the higher cost environment and the return to production of wells with higher operating costs.

Operating netback
COGP	Three months ended September 30,			Nine months ended September 30,
($ per boe)	2008	2007	% Change	2008	2007	% Change
Netback per boe
Gross production revenue	$76.42	$42.06	82	$72.74	$45.45	60
Royalties	(14.52)	(8.71)	67	(13.71)	(8.90)	54
Operating costs	(13.49)	(12.17)	11	(13.18)	(11.65)	13
Field operating netback	48.41	21.18	129	45.85	24.90	84
Realized (loss) gain on financial
derivative instruments	(2.23)	1.33	-	(2.35)	0.17	-
Operating netback after realized financial derivative
instruments	$46.18	$22.51	105	$43.50	$25.07	74

COGP operating netbacks have transportation expense netted against gross production revenue.

Third quarter 2008 field operating netback increased 129 percent to $48.41 per boe from $21.18 per boe in the comparable 2007 quarter.  Year-to-date field operating netback of $45.85 per boe was 84 percent above the field operating netback for the same period in 2007.  The increase in field operating netback reflects a higher production weighting to crude oil accompanied by an increase in realized crude oil, natural gas liquids, and natural gas prices.  Royalties on a per boe basis increased due to the increase in realized commodity prices.  Operating netbacks after realized financial derivative instruments increased by 105 percent to $46.18 per boe from $22.51 per boe for the quarter, reflecting a realized loss on financial derivative instruments of $2.23 per boe compared to $1.33 per boe realized gain in the comparable quarter in 2007. The realized loss is primarily from oil derivative contracts in a record high crude oil price environment.

General and administrative

COGP	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per boe data)	2008	2007	% Change	2008	2007	% Change

Cash general and administrative	$7,664	$6,399	20	$27,415	$21,519	27
Non-cash unit based compensation	36	3,701	(99)	841	6,712	(87)
	$7,700	$10,100	(24)	$28,256	$28,231	-
Cash general and administrative (per boe)	$2.95	$2.48	19	$3.58	$3.03	18

Provident Energy 2008 Third Quarter Results

Third quarter 2008 COGP cash general and administrative expenses increased 20 percent to $7.7 million compared to $6.4 million in the third quarter of 2007.  On a per barrel basis, cash general and administrative expenses increased 19 percent to $2.95 per boe in 2008 compared to the $2.48 per boe in the third quarter of 2007.  The increase reflects higher office-related expenses, particularly rent, as well as software licensing fees.

For the nine months ended September 30, 2008, COGP cash general and administrative expenses increased 27 percent to $27.4 million (2007 - $21.5 million).  On a per barrel basis, cash general and administrative expenses increased 18 percent to $3.58 per boe in 2008 compared to the $3.03 per boe in the nine months ended September 30, 2007.  For the nine months ended September 30, 2008, cash general and administrative expense includes $4.5 million or $0.59 per boe (2007 - $0.9 million or $0.13 per boe) related to payments associated with performance unit based compensation.  The unit based expense was accrued over a three-year vesting period as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in 2008, when the payments were made.  Excluding these payments, cash general and administrative expenses were $22.9 million or $2.99 per boe compared to $20.6 million, or $2.90 per boe.  The increase is primarily due to higher office-related expenses, particularly rent, as well as software licensing fees.

Non-cash unit based compensation for the nine months ended September 30, 2008 decreased to $0.8 million (2007 - $6.7 million).  Excluding the related cash payments in the periods, non-cash unit based compensation was $5.3 million in the nine months ended September 30, 2008 (2007 - $7.6 million).  Non-cash unit based compensation expense is lower in 2008 as a result of a lower Provident trust unit trading price, upon which the compensation is based.

Capital expenditures

	Three months ended		Nine months ended
COGP	September 30,		September 30,
($ 000s)	2008	2007	2008	2007

Capital expenditures - by category
Geological, geophysical and land	$14,716	$1,819	$18,419	$3,900
Drilling and recompletions	37,945	27,314	118,229	75,940
Facilities and equipment	5,725	2,783	23,832	7,551
Other capital	679	1,744	6,234	6,273
Total additions	$59,065	$33,660	$166,714	$93,664

Capital expenditures - by area
West central Alberta	$1,783	$2,299	$6,943	$6,892
Southern Alberta	6,866	4,711	13,739	11,201
Northwest Alberta	15,923	2,798	56,884	30,101
Dixonville	22,307	15,868	53,048	17,671
Southeast Saskatchewan	7,681	2,367	17,009	3,224
Southwest Saskatchewan	1,367	1,677	4,259	12,283
Lloydminster	1,282	2,157	6,589	5,852
Office and other	1,856	1,783	8,243	6,440
Total additions	$59,065	$33,660	$166,714	$93,664

Property acquisitions, net	$136	$1,860	$19,587	$11,569

In the third quarter of 2008, COGP continued the successful execution of its capital program throughout its core areas.  The COGP business unit spent 64 percent of its capital during third quarter 2008, or $37.9 million, on drilling and recompletion activities, drilling 29.4 net wells with 97 percent success.   In addition, 25 percent, or $14.7 million, was related to geophysical work and land acquisitions.  The remaining capital went to facility and infrastructure activities.

The majority of the capital was deployed in Dixonville with ongoing drilling of 17.0 net wells and continued development of the oil pool.  In Northwest Alberta, $15.9 million was incurred as a result of recompletion, facility

Provident Energy 2008 Third Quarter Results

and land acquisition activities.  Southeast Saskatchewan spent $7.7 million on its drilling and completion programs which included 6.6 net oil wells.  The $13.2 million of capital spent in the remaining core areas included drilling, completion, tie-ins, recompletions, facility upgrades and production optimization activities.

Net property acquisitions of $19.6 million in 2008 include additional working interests in the Triwest assets in Southeast Saskatchewan, originally acquired in December 2007.

Depletion, depreciation and accretion (DD&A)

COGP	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per boe data)	2008	2007	% Change	2008	2007	% Change

DD&A	$80,457	$72,288	11	$228,382	$185,858	23
DD&A (per boe)	$30.93	$28.04	10	$29.81	$26.16	14

The COGP DD&A rate of $29.81 per boe for the first nine months of 2008 increased by 14 percent compared to $26.16 per boe in 2007.  The increase was primarily as a result of the two acquisitions of Capitol and Triwest in 2007.  These recent COGP acquisitions and the Rainbow assets acquired in 2006 differed from earlier acquisitions in that they included significant reserves that were not yet proved.  Since depletion calculations are based on proved reserves, acquisitions with not yet proved reserves generally result in higher depletion rates.   The impact of this, combined with the higher cost of acquiring or drilling proved reserves in western Canada in an environment with higher commodity prices and increased drilling costs, will be reflected in the DD&A rate going forward.

In the third quarter of 2008, accretion expense associated with asset retirement obligations was $0.9 million compared to $0.6 million in the comparable period of 2007.  Year-to-date accretion expense was $2.5 million (2007 - $1.8 million).

Provident Energy 2008 Third Quarter Results

Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.  The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

Midstream business unit results can be summarized as follows:

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2008	2007	% Change	2008	2007	% Change

Empress East Margin	$42,537	$42,176	1	$157,076	$106,455	48
Redwater West Margin	38,343	23,921	60	138,694	52,891	162
Commercial Services Margin	12,264	10,905	12	34,446	35,062	(2)
Gross operating margin	93,144	77,002	21	330,216	194,408	70
Realized loss on financial derivative instruments	(51,823)	(23,357)	122	(131,103)	(35,843)	266
Cash general and administrative expenses	(7,624)	(6,221)	23	(27,110)	(22,314)	21
Foreign exchange gain (loss) and other	3,642	1	-	3,092	1	-
Midstream EBITDA	$37,339	$47,425	(21)	$175,095	$136,252	29

Gross operating margin

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States. The margin in this business is determined primarily by the “frac spread ratio”, which is the ratio between crude oil prices and natural gas prices. Traditionally, the higher the ratio, the better this business line will perform.  There is also a differential between propane, butane and condensate (collectively, these products are referred to as “propane-plus”) prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes.  In the third quarter of 2008, the margin for this business line was relatively flat at $42.5 million (2007 - $42.2 million) with increases in revenue offset with similar increases in costs.  The year-to-date margin was $157.1 million in 2008 compared to year-to-date margin of $106.5 million in 2007.  The year-to-date 48 percent increase in margin is the result of approximately 40 percent higher propane-plus prices while per-unit cost of goods sold only increased approximately 35 percent.  The higher propane-plus prices reflect the stronger WTI crude oil price in the first nine months of 2008.  The margins reflect a cost of goods sold per unit increase that was significantly less than sales price per unit as a result of the natural gas prices which were lower in relation to crude oil prices in 2008, when compared to 2007.  As a result, the frac spread ratio was higher in 2008.

The Redwater West business line:

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread ratio has a smaller impact on margin than in the Empress East business line.  This facility also has the largest rail rack in Western Canada to receive products for delivery into the local condensate market. Provident has considerably increased its participation in the condensate market over the past year, reflecting the increasing diluent demand for heavy oil production.  In the third quarter of 2008, the margin for the Redwater West business line was $38.3 million (2007 - $23.9 million).  The $14.4 million increase reflects approximately 15 percent higher propane-plus sales volumes, primarily condensate and propane.  Provident made effective use of its transportation and storage assets to increase condensate sales in the quarter.  In addition, propane-plus per-unit margins increased by approximately 50 percent, when compared to the third quarter

Provident Energy 2008 Third Quarter Results

of 2007, reflecting an approximate 45 percent increase in propane-plus prices.  The higher propane-plus prices reflect the stronger crude oil price in the third quarter of 2008.  Year-to-date margin increased to $138.7 million from $52.9 million in 2007.  Sales volumes in 2008 have increased approximately 15 percent, primarily relating to condensate and propane.  Additionally, per-unit selling prices increased approximately 50 percent and per-unit cost of goods sold only increased approximately 45 percent.

The Commercial Services business line:

The Commercial Services business line generates income from relatively stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line.  In the third quarter of 2008, the margin for this business line was $12.3 million (2007 - $10.9 million).  The 12 percent increase in the margin is due primarily to increases in loading/unloading revenue.  Year-to-date 2008, the commercial services margin was $34.4 million (2007 - $35.0 million).  This marginal decrease is due to reduced third party fractionation revenue and reduced pipeline revenue offset by increased loading/unloading revenues.

Operations – Midstream NGL sales volumes

Midstream sold 111,313 bpd in the third quarter of 2008, relatively unchanged when compared with 112,386 bpd in the third quarter of 2007.  Year-to-date Midstream sold 119,456 bpd in 2008, up three percent when compared to sales of 115,664 bpd in 2007.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and funds flow from operations

Third quarter 2008 EBITDA decreased to $37.3 million from $47.4 million in 2007.  Higher operating margins for all three business lines were offset by higher realized losses on financial derivative instruments.  Year-to-date EBITDA increased to $175.1 million from $136.3 million in 2007.  Funds flow from operations for the third quarter of 2008 was $32.5 million, an increase of $0.1 million or one percent above the $32.4 million for the third quarter 2007.  The increase in funds flow is driven by lower EBITDA, offset by reduced interest expense and tax charges.  Year-to-date funds flow from operations increased to $144.4 million from $101.3 million in 2007.  This 43 percent increase reflects the higher EBITDA and operating margins, as described above.

Cash general and administrative expenses and other were $7.6 million for the third quarter of 2008 (2007 - $6.2 million).  The increase is primarily due higher office-related expenses, particularly rent, as well as software licensing fees.

Cash general and administrative expenses and other were $27.1 million for the nine months ended September 30, 2008 (2007 - $22.3 million).  Year-to-date cash general and administrative expenses include $3.8 million (2007 - $0.9 million) related to payments associated with performance unit-based compensation.  The expense was accrued over the three-year vesting period as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in 2008, when the payments were made.  Excluding these payments, year-to-date cash general and administrative expenses was $23.3 million (2007 - $21.4 million).  The increase is primarily due to higher office rent costs.

Management uses EBITDA to analyze the operating performance of the Midstream business unit.  EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating funds flow from operations or operating profits for the period nor should it be viewed as an alternative to funds flow from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Provident Energy 2008 Third Quarter Results

Capital expenditures

Midstream capital expenditures for the third quarter of 2008 totaled $14.2 million, and $25.3 million year-to-date.  In 2008, $8.0 million was spent on continued development of product storage and increased condensate offloading capacity, $6.3 million was spent on sustaining capital requirements, $7.7 million was added to capitalized line-fill and $3.3 million was spent primarily on office furniture and equipment for new office space.

Provident Energy 2008 Third Quarter Results

Discontinued operations (USOGP)

In February 2008, the Trust announced a strategic process respecting the decision to sell the operations that comprise the United States oil and natural gas production (USOGP) business.  This business was comprised of approximately 22 percent ownership of BreitBurn Energy Partners, L.P., a publicly-traded U.S. Master Limited Partnership (“the MLP”).  This MLP ownership also included units held by the General Partner of which Provident owned approximately 96 percent.  In addition, Provident owned approximately 96 percent of privately held BreitBurn Energy Company L.P. (“BreitBurn”) which operates assets in California.

Given the sales decision, effective in the first quarter of 2008, the USOGP business is accounted for as discontinued operations.  Discontinued operations (USOGP) includes the consolidated results of 100 percent of the MLP and BreitBurn.  Non-controlling interests are comprised mainly of the public ownership in the MLP, and to a lesser extent the ownership interests of the managers in the MLP and BreitBurn, as well as third party investment in USOGP’s land development project, which commenced in 2006.

In June 2008, the Trust sold a portion of the USOGP business, consisting of its 22 percent interest in BreitBurn Energy Partners, L.P. (MLP) and its 96 percent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million.  The Trust has recorded a gain on sale of $187.9 million and $139.7 million in current tax expense, related to this transaction.  Also recorded was a realized foreign exchange loss of $30.3 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2006.  These amounts are recorded as part of net income from discontinued operations for the nine months ended September 30, 2008.

In August 2008, the Trust sold the remaining portion of the USOGP business, comprised of an approximate 96 percent interest in BreitBurn Energy Company L.P., for total consideration of U.S. $300.4 million, consisting of cash proceeds, net of transaction costs, of U.S. $290.4 million and a U.S. $10 million note.  The Trust has recorded a gain on sale of $75.7 million and $74.0 million in current tax expense related to this transaction.  Also recorded was a realized foreign exchange loss of $26.8 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2004.  These amounts are recorded as part of net income from discontinued operations for the three and nine months ended September 30, 2008.

Provident has become aware of a lawsuit filed by Quicksilver Resources Inc. on October 31, 2008 against BreitBurn Energy Partners, L.P., certain of its directors (including three Provident nominees), and Provident.  The claim relates to a transaction between BreitBurn Energy Partners, L.P. and Quicksilver Resources Inc. and certain other BreitBurn Energy Partners, L.P. matters.  Provident believes the claims made in the lawsuit are without merit and will vigorously defend itself and its named director nominees against the allegations.

Provident Energy 2008 Third Quarter Results

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

Distributions
The following table summarizes distributions paid or declared by the Trust since inception:
		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2008
January 24, 2008	February 15, 2008	$0.12	0.12
February 25, 2008	March 14, 2008	0.12	0.12
March 24, 2008	April 15, 2008	0.12	0.12
April 22, 2008	May 15, 2008	0.12	0.12
May 23, 2008	June 13, 2008	0.12	0.12
June 20, 2008	July 15, 2008	0.12	0.12
July 22, 2008	August 15, 2008	0.12	0.12
August 22, 2008	September 15, 2008	0.12	0.11
September 22, 2008	October 15, 2008	0.12	0.10
2008 Cash Distributions paid as declared		$1.08	1.05
2007 Cash Distributions paid as declared		1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared
– March 2001 – December 2001		2.54	1.64
Inception to September 30, 2008 – Distributions paid as declared		$13.47	10.36
* Exchange rate based on the Bank of Canada noon rate on the payment date.

Foreign ownership

As at September 30, 2008, based on information received from the transfer agent and financial intermediaries, an estimated 85 percent of Provident’s outstanding trust units are held by non-residents.  However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt.  Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.   To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Change in accounting policies

The interim consolidated financial statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the consolidated financial statements of the Trust for the year ended December 31, 2007 and are consistent with policies adopted in the third quarter of 2007, except as described in note 2 of the interim consolidated financial statements.

Provident Energy 2008 Third Quarter Results

In 2006, the Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada.  Accounting standards for public companies in Canada will converge with International Financial Reporting Standards (IFRS) by 2011 and Provident will be required to report according to IFRS standards for the year ended December 31, 2011.  Provident is currently assessing the impact of the convergence of Canadian GAAP and IFRS on results of operations, financial position and disclosures.  To date, Provident has completed an initial assessment of areas to review, prepared a work plan to implement IFRS, provided initial training to staff who will be implementing IFRS, and has commenced testing software which will assist in the ongoing accounting after adoption and implementation of IFRS.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets risk and the ability to finance future growth; and
•	the impact of Canadian governmental regulation on Provident, including the effect of the new tax on trust distributions;

The oil and natural gas industry is subject to numerous risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;
•	government and regulatory risk in respect of royalty and income tax regimes;
•	operational risks that may affect the quality and recoverability of reserves;
•	geological risk associated with accessing and recovering new quantities of reserves;
•	transportation risk in respect of the ability to transport oil and natural gas to market;
•	marketability of oil and natural gas;
•	the ability to attract and retain employees; and
•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;
•	regulatory intervention in determining processing fees and tariffs; and
•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;
•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

Provident Energy 2008 Third Quarter Results

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;
•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on funds flow from operations available for distribution;
•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;
•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;
•	maintaining a low cost structure to maximize funds flow from operations and profitability;
•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;
•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and
•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each quarter in the nine months ended September 30, 2008 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3
TSE – PVE.UN (Cdn$)
High	$11.37	$12.25	$11.66
Low	$8.80	$10.76	$8.71
Close	$10.95	$11.74	$9.50
Volume (000s)	34,702	28,161	26,269
NYSE – PVX (US$)
High	$11.28	$12.40	$11.50
Low	$8.50	$10.50	$8.50
Close	$10.60	$11.43	$8.98
Volume (000s)	74,533	77,141	76,617

Forward-looking statements

This MD&A contains forward-looking information or forward-looking statements under applicable securities legislation.  These statements relate to future events or the Trust's future performance.  Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking statements.  In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking statements or information in this MD&A include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking statements or information.  In addition, this MD&A may contain forward-looking statements attributed to third party industry sources.  Undue

Provident Energy 2008 Third Quarter Results

reliance should not be placed on forward-looking statements or information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve a consistent level of monthly cash distributions;
•	the impact of Canadian governmental regulation on the Trust;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after hedging;
•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's natural gas midstream, NGL processing and marketing business;
•	the growth opportunities associated with the natural gas midstream, NGL processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's natural gas midstream, NGL processing and marketing business.

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information or forward-looking statements contained in this MD&A include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of new legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;

Provident Energy 2008 Third Quarter Results

•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to forwarding looking statements and forward looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

•	future natural gas and crude oil prices;
•	the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
•	the impact of increasing competition; and
•	the Trust's ability to obtain financing on acceptable terms.
•	the general stability of the economic and political environment in which the Trust operates;
•	the timely receipt of any required regulatory approvals;
•	the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  The forward-looking statements or information contained in this MD&A are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward looking statements or information contained in this MD&A are expressly qualified by this cautionary statement.

Provident Energy 2008 Third Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)		2008
	First	Second	Third	Year-to-
	Quarter	Quarter	Quarter	Date
Financial - consolidated
Revenue (continuing operations)	$702,215	$420,220	$1,102,624	$2,225,059
Funds flow from operations	$180,230	$241,487	$151,661	$573,378
Net income (loss)	$33,616	$(184,081)	$351,105	$200,640
Net income (loss) per unit - basic	$0.13	$(0.72)	$1.37	$0.79
Net income (loss) per unit - diluted	$0.13	$(0.72)	$1.29	$0.79
Unitholder distributions	$91,117	$91,662	$92,188	$274,967
Distributions per unit	$0.36	$0.36	$0.36	$1.08

Oil and gas production (continuing operations)
Cash revenue	$122,815	$164,442	$159,704	$446,961
Earnings before interest, DD&A, taxes and other non-cash items	$75,348	$117,132	$111,256	$303,736
Funds flow from operations	$71,142	$112,869	$107,442	$291,453
Net income	$9,591	$28,935	$76,881	$115,407

Midstream
Cash revenue	$641,673	$662,315	$656,665	$1,960,653
Earnings before interest, DD&A, taxes and other non-cash items	$75,987	$61,769	$37,339	$175,095
Funds flow from operations	$59,252	$52,601	$32,537	$144,390
Net income (loss)	$15,516	$(290,230)	$232,966	$(41,748)

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	10,535	10,179	10,109	10,274
Heavy oil (bpd)	1,752	2,315	2,696	2,255
Natural gas liquids (bpd)	1,307	1,178	1,195	1,227
Natural gas (mcfd)	83,970	86,130	85,628	85,244
Oil equivalent (boed)	27,589	28,027	28,271	27,963

Average selling price net of transportation expense
(continuing operations) (Cdn$)
Crude oil per bbl	$75.06	$105.13	$102.66	$94.49
(before realized financial derivative instruments)
Crude oil per bbl	$71.54	$98.68	$98.73	$89.86
(including realized financial derivative instruments)
Natural gas liquids per barrel	$72.85	$94.59	$91.72	$85.96
Natural gas per mcf	$7.61	$9.98	$8.60	$8.74
(before realized financial derivative instruments)
Natural gas per mcf	$7.74	$9.73	$8.45	$8.65
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	136,320	110,826	111,313	119,456

Provident Energy 2008 Third Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2007
	First	Second	Third	Fourth	Annual
	Quarter (1)	Quarter (1)	Quarter	Quarter	Total

Financial - consolidated
Revenue (continuing operations)	$558,807	$463,995	$494,065	$521,648	$2,038,515
Funds flow from operations	$87,040	$98,503	$105,149	$177,563	$468,255
Net income (loss)	$43,093	$(46,199)	$(35,005)	$68,545	$30,434
Net income (loss) per unit - basic and diluted	$0.20	$(0.21)	$(0.14)	$0.28	$0.13
Unitholder distributions	$76,271	$80,236	$87,782	$89,063	$333,352
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production (continuing operations)
Cash revenue	$84,668	$90,028	$92,419	$101,746	$368,861
Earnings before interest, DD&A, taxes	$49,756	$55,457	$53,530	$63,009	$221,752
and other non-cash items
Funds flow from operations	$46,410	$52,032	$47,143	$58,667	$204,252
Net (loss) income	$(4,510)	$50,429	$(17,807)	$16,953	$45,065

Midstream
Cash revenue	$453,272	$397,713	$433,950	$598,963	$1,883,898
Earnings before interest, DD&A, taxes	$52,853	$35,974	$47,425	$89,423	$225,675
and other non-cash items
Funds flow from operations	$39,404	$29,569	$32,350	$77,109	$178,432
Net income (loss)	$51,838	$(142,191)	$(8,630)	$(62,037)	$(161,020)

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	6,428	6,692	8,858	9,483	7,876
Heavy oil (bpd)	1,669	1,918	2,324	1,769	1,921
Natural gas liquids (bpd)	1,422	1,311	1,255	1,277	1,316
Natural gas (mcfd)	88,928	94,437	93,511	92,584	92,378
Oil equivalent (boed)	24,340	25,660	28,022	27,960	26,509

Average selling price net of transportation expense
(continuing operations) (Cdn$)
Crude oil per bbl	$51.23	$53.75	$57.88	$61.75	$56.74
(before realized financial derivative instruments)
Crude oil per bbl	$51.25	$52.77	$55.47	$57.23	$54.53
(including realized financial derivative instruments)
Natural gas liquids per barrel	$49.02	$52.79	$55.47	$63.63	$55.07
Natural gas per mcf	$7.48	$7.27	$4.94	$6.08	$6.42
(before realized financial derivative instruments)
Natural gas per mcf	$7.37	$7.20	$5.63	$6.68	$6.71
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	125,033	109,713	112,386	135,981	120,785
(1) Restated

Provident Energy 2008 Third Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2006
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total

Financial - consolidated
Revenue (continuing operations)	$522,315	$398,225	$597,082	$505,556	$2,023,178
Funds flow from operations	$78,906	$110,990	$120,089	$122,679	$432,664
Net income (loss)	$24,200	$21,371	$120,850	$(25,501)	$140,920
Net income (loss) per unit - basic	$0.13	$0.11	$0.61	$(0.12)	$0.72
Net income (loss) per unit - diluted	$0.13	$0.11	$0.58	$(0.12)	$0.72
Unitholder distributions	$68,350	$68,572	$70,970	$75,573	$283,465
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production (continuing operations)
Cash revenue	$78,343	$84,118	$75,766	$87,014	$325,241
Earnings before interest, DD&A, taxes	$47,615	$54,746	$45,335	$50,749	$198,445
and other non-cash items
Funds flow from operations	$39,949	$55,490	$41,315	$48,574	$185,328
Net income (loss)	$33,987	$35,094	$22,621	$(8,249)	$83,453

Midstream
Cash revenue	$474,515	$367,624	$459,603	$447,244	$1,748,986
Earnings before interest, DD&A, taxes	$32,813	$46,438	$65,958	$74,422	$219,631
and other non-cash items
Funds flow from operations	$26,093	$39,123	$58,618	$60,532	$184,366
Net income (loss)	$(12,284)	$(4,609)	$82,733	$(10,971)	$54,869

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	7,302	6,623	6,640	6,569	6,815
Heavy oil (bpd)	2,506	2,011	2,004	1,838	2,057
Natural gas liquids (bpd)	1,505	1,457	1,310	1,331	1,401
Natural gas (mcfd)	75,840	77,803	78,560	97,489	82,469
Oil equivalent (boed)	23,953	23,058	23,047	25,986	24,018

Average selling price net of transportation expense
(continuing operations) (Cdn$)
Crude oil per bbl	$43.75	$65.92	$54.94	$46.23	$52.45
(before realized financial derivative instruments)
Crude oil per bbl	$42.77	$64.64	$54.09	$45.38	$51.47
(including realized financial derivative instruments)
Natural gas liquids per barrel	$53.89	$54.12	$51.91	$47.46	$51.91
Natural gas per mcf	$7.98	$6.10	$5.90	$6.73	$6.66
(before realized financial derivative instruments)
Natural gas per mcf	$7.82	$6.41	$6.26	$7.15	$6.92
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	130,735	100,284	114,839	115,727	115,354

Provident Energy 2008 Third Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	September 30,	December 31,
	2008	2007
Assets
Current assets
Accounts receivable	$301,719	$338,105
Petroleum product inventory	138,391	84,638
Prepaid expenses and other current assets	13,307	8,313
Financial derivative instruments (note 7)	11,481	1,329
Assets held for sale - USOGP (note 9)	-	93,578
	464,898	525,963
Investments and other long term assets	17,053	5,862
Property, plant and equipment	2,485,910	2,510,271
Intangible assets	161,700	171,793
Goodwill	517,299	517,299
Assets held for sale - USOGP (note 9)	-	2,027,604
	$3,646,860	$5,758,792
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$352,490	$347,224
Income taxes payable (note 9)	105,501	-
Cash distributions payable	25,955	25,100
Current portion of convertible debentures (note 3)	44,476	19,198
Financial derivative instruments (note 7)	179,407	130,276
Liabilities held for sale - USOGP (note 9)	-	114,681
	707,829	636,479
Long-term debt - revolving term credit facilities (note 3)	394,038	923,996
Long-term debt - convertible debentures (note 3)	235,079	256,440
Asset retirement obligation (note 4)	44,709	43,886
Long-term financial derivative instruments (note 7)	290,382	146,199
Other long-term liabilities (note 6)	5,410	12,400
Future income taxes	222,810	302,089
Liabilities held for sale - USOGP (note 9)	-	628,502
Non-controlling interests (note 9)
Discontinued operations (USOGP)	-	1,100,136

Unitholders’ equity
Unitholders’ contributions (note 5)	2,795,427	2,750,374
Convertible debentures equity component	18,209	18,213
Contributed surplus (note 6)	684	801
Accumulated other comprehensive loss	(1,855)	(69,188)
Accumulated income	469,282	268,642
Accumulated cash distributions	(1,535,144)	(1,260,177)
	1,746,603	1,708,665
	$3,646,860	$5,758,792
The accompanying notes are an integral part of these statements.

Provident Energy 2008 Third Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenue
Revenue	$873,981	$546,309	$2,556,734	$1,586,664
Realized loss on financial derivative instruments	(57,612)	(19,940)	(149,120)	(34,614)
Unrealized gain (loss) on financial derivative instruments	286,255	(32,304)	(182,555)	(35,183)
	1,102,624	494,065	2,225,059	1,516,867
Expenses
Cost of goods sold	607,523	373,996	1,738,069	1,104,913
Production, operating and maintenance	39,008	34,317	112,213	93,101
Transportation	8,380	6,374	24,923	17,398
Depletion, depreciation and accretion	91,379	83,506	257,542	219,387
General and administrative (note 6)	14,862	20,856	54,976	58,392
Interest on bank debt	6,771	13,119	30,936	30,663
Interest and accretion on convertible debentures	6,310	3,547	13,633	11,064
Foreign exchange loss (gain) and other	101	(889)	(1,296)	(248)
	774,334	534,826	2,230,996	1,534,670
Income (loss) from continuing operations before taxes	328,290	(40,761)	(5,937)	(17,803)

Capital tax expense	932	2,364	2,624	3,252
Current and withholding tax (recovery) expense	(3,900)	3,459	(76)	6,357
Future income tax expense (recovery)	21,411	(20,147)	(82,144)	43,459
	18,443	(14,324)	(79,596)	53,068
Net income (loss) for the period from continuing operations	309,847	(26,437)	73,659	(70,871)
Net income (loss) from discontinued operations (note 9)	41,258	(8,568)	126,981	32,760
Net income (loss) for the period	351,105	(35,005)	200,640	(38,111)
Accumulated income, beginning of period	$118,177	$235,102	$268,642	$238,208
Accumulated income, end of period	$469,282	$200,097	$469,282	$200,097

Net income (loss) from continuing operations per unit
– basic	$1.21	$(0.11)	$0.29	$(0.32)
– diluted	$1.14	$(0.11)	$0.29	$(0.32)
Net income (loss) per unit
– basic	$1.37	$(0.14)	$0.79	$(0.17)
– diluted	$1.29	$(0.14)	$0.79	$(0.17)

The accompanying notes are an integral part of these statements.

Provident Energy 2008 Third Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
(unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Cash provided by operating activities
Net income (loss) for the period from continuing operations	$309,847	$(26,437)	$73,659	$(70,871)
Add (deduct) non-cash items:
Depletion, depreciation and accretion	91,379	83,506	257,542	219,387
Non-cash interest expense and other	1,463	666	3,454	2,106
Non-cash unit based compensation (recovery) expense (note 6)	(392)	8,597	1,126	15,702
Unrealized (gain) loss on financial derivative instruments	(286,255)	32,304	182,555	35,183
Unrealized foreign exchange loss (gain) and other	2,526	1,004	(349)	1,942
Future income tax expense (recovery)	21,411	(20,147)	(82,144)	43,459
Funds flow from continuing operations	139,979	79,493	435,843	246,908
Funds flow from discontinued operations	11,682	25,656	137,535	43,784
Funds flow from operations	151,661	105,149	573,378	290,692
Site restoration expenditures	(1,319)	(590)	(3,957)	(2,340)
Change in non-cash operating working capital from continuing operations	27,129	(18,560)	(17,993)	25,333
Change in non-cash operating working capital from discontinued operations	(403)	4,656	(27,034)	13,440
	177,068	90,655	524,394	327,125
Cash (used for) provided by financing activities
(Decrease) increase in long-term debt	(232,290)	39,044	(530,866)	138,277
Declared distributions to unitholders	(92,188)	(87,782)	(274,967)	(244,289)
Issue of trust units, net of issue costs	14,987	15,248	44,865	396,475
Change in non-cash financing working capital	85	3,060	855	7,913
Financing activities from discontinued operations	(4,881)	26,593	(47,511)	288,764
	(314,287)	(3,837)	(807,624)	587,140
Cash provided by (used for) investing activities
Capital expenditures	(73,252)	(36,787)	(192,044)	(102,900)
Capitol Energy acquisition	-	-	-	(467,850)
Oil and gas property acquisitions	(136)	(1,860)	(19,587)	(11,569)
Decrease (increase) in investments	365	(5,450)	(642)	(5,450)
Proceeds on sale of assets, net of tax (note 9)	232,513	-	438,862	7,624
Change in non-cash investing working capital	(17,494)	12,666	119,631	7,321
Investing activities from discontinued operations	(7,257)	(54,345)	(69,810)	(341,682)
	134,739	(85,776)	276,410	(914,506)

(Decrease) increase in cash and cash equivalents	(2,480)	1,042	(6,820)	(241)
Cash and cash equivalents, beginning of period	2,480	9,019	6,820	10,302
Cash and cash equivalents, end of period	-	10,061	$-	10,061
Cash and cash equivalents, end of period from discontinued operations	-	5,709	$-	5,709
Cash and cash equivalents, end of period from continuing operations	-	4,352	$-	4,352

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$10,963	17,691	$52,730	46,547
Cash taxes paid (note 9)	$87,943	1,740	$98,815	10,539
The accompanying notes are an integral part of these statements.

Provident Energy 2008 Third Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian Dollars (000s)
(unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Net income (loss)	$351,105	$(35,005)	$200,640	$(38,111)

Other comprehensive income (loss), net of taxes
Foreign currency translation adjustments	2,372	(11,899)	10,315	(27,023)
Reclassification adjustment for foreign currency losses
included in net income	26,760	-	57,062	-
Unrealized loss on available-for-sale investments
(net of taxes)	(230)	(33)	(44)	(1,314)
	28,902	(11,932)	67,333	(28,337)
Comprehensive income (loss)	$380,007	$(46,937)	$267,973	$(66,448)

Accumulated other comprehensive loss, beginning of period	(30,757)	(58,699)	(69,188)	(42,294)
Other comprehensive income (loss)	28,902	(11,932)	67,333	(28,337)
Accumulated other comprehensive loss, end of period	$(1,855)	$(70,631)	$(1,855)	$(70,631)

Accumulated income, end of period	469,282	200,097	469,282	200,097
Accumulated cash distributions, end of period	(1,535,144)	(1,171,114)	(1,535,144)	(1,171,114)
Retained earnings (deficit), end of period	(1,065,862)	(971,017)	(1,065,862)	(971,017)
Accumulated other comprehensive loss, end of period	(1,855)	(70,631)	(1,855)	(70,631)
Total retained earnings (deficit) and accumulated other
comprehensive loss, end of period	$(1,067,717)	$(1,041,648)	$(1,067,717)	$(1,041,648)

The accompanying notes are an integral part of these statements.

Provident Energy 2008 Third Quarter Results

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in Cdn$000’s, except unit and per unit amounts)
(unaudited)

September 30, 2008

The Interim Consolidated Financial Statements of Provident Energy Trust (“the Trust”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2007.

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Consolidated Financial Statements of the Trust for the year ended December 31, 2007 and are consistent with policies adopted in the third quarter of 2007, except as described in note 2.  Certain comparative numbers have been reclassified to conform with the current period’s presentation.  In particular, the comparative figures have been reclassified to reflect discontinued operations presentation for the United States oil and natural gas production (USOGP) business (see note 9).

2.	Changes in accounting policies and practices

(i)	Inventory

In the first quarter of 2008, the Trust adopted the new accounting standard, CICA Handbook Section 3031 - Inventories, which replaced the previous standard for inventories, Section 3030.  The main features of the new Section are as follows:

•	measurement of inventories at the lower of cost and net realizable value;
•	consistent use of either first-in, first-out or a weighted average cost formula to measure cost;
•	reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

Adoption of the new Section has not had a material impact on the consolidated financial statements.

(ii)	Capital disclosures

In the first quarter of 2008, the Trust adopted CICA Handbook Section 1535 “Capital Disclosures” which addresses the requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital. This section also establishes the requirement for an entity to disclose quantitative data about what it regards as capital as well as disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new disclosure is included in note 8.

(iii)	Financial instruments – disclosures

In the first quarter of 2008, the Trust adopted CICA Handbook Section 3862 “Financial Instruments-Disclosures” and Section 3863 “Financial Instruments-Presentation”. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity’s financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes presentation guidelines for financial instruments and non-financial derivatives and addresses the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.  The new disclosure is included in note 7.

Provident Energy 2008 Third Quarter Results

3.	Long-term debt

	September 30, 2008	December 31, 2007
Revolving term credit facilities	$394,038	$923,996
Convertible debentures	279,555	275,638
Current portion of convertible debentures	(44,476)	(19,198)
	235,079	256,440
Total	$629,117	$1,180,436

(i)	Revolving term credit facility

At September 30, 2008 the Trust had a $1,125 million term credit facility (December 31, 2007 - $1,125 million).  At September 30, 2008, $394.4 million was drawn on the facility.  Included in the carrying value at September 30, 2008 were financing costs of $0.4 million.

At September 30, 2008 the Trust had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $35.2 million.  The guarantees totaled $31.6 million at December 31, 2007.

In the second quarter of 2008, under the terms of the credit facility, the expiry date of the facility was extended from May 30, 2010 to May 30, 2011.

(ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the three and nine month periods ended September 30, 2008, $42 thousand and $67 thousand, respectively, of the face value of debentures were converted to trust units at the election of debenture holders (2007 - $5.2 million and $5.8 million, respectively).  Included in the carrying value at September 30, 2008 were financing costs of $5.3 million.  The fair value of the convertible debentures at September 30, 2008 approximates the face value of the instruments.  The following table details each convertible debenture:

	As at		As at
Convertible Debentures	September 30, 2008		December 31, 2007
						Conversion
	Carrying	Face	Carrying	Face		Price per
($000s except conversion pricing)	Value(1)	Value	Value(1)	Value	Maturity Date	unit(2)
6.5% Convertible Debentures	$142,537	$149,980	140,515	$149,980	April 30, 2011	14.75
6.5% Convertible Debentures	92,542	98,999	91,460	99,024	Aug. 31, 2012	13.75
8.0% Convertible Debentures	24,770	25,109	24,465	25,109	July 31, 2009	12.00
8.75% Convertible Debentures	19,706	19,889	19,198	19,931	Dec. 31, 2008	11.05
	$279,555	$293,977	$275,638	$294,044

4.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

Provident Energy 2008 Third Quarter Results

	Three months ended		Nine months ended
	September 30,		September 30,
($000s)	2008	2007	2008	2007
Carrying amount, beginning of period	$44,445	$35,218	$43,886	$33,246
Acquisitions	-	-	-	1,752
Increase in liabilities incurred during the period	462	225	1,484	988
Settlement of liabilities during the period	(1,319)	(590)	(3,957)	(2,340)
Decrease in liabilities due to disposition	-	(205)	-	(654)
Accretion of liability	1,121	853	3,296	2,509
Carrying amount, end of period	$44,709	$35,501	$44,709	$35,501

5.  Unitholders’ contributions

 The Trust has authorized capital of an unlimited number of common voting trust units.

	Nine months ended September 30,
	2008			2007
	Number of	Amount		Number of	Amount
Trust Units	units	(000s	)	units	(000s	)
Balance at beginning of period	252,634,773	$2,750,374		211,228,407	$2,254,048
Issued for cash	-	-		29,313,727	373,750
Issued pursuant to unit option plan	191,448	1,790		694,017	7,036
Issued pursuant to the distribution reinvestment plan	3,736,719	38,359		2,564,432	30,120
To be issued pursuant to the distribution reinvestment plan	479,182	4,835		423,697	5,237
Debenture conversions	5,616	69		523,571	5,985
Unit issue costs	-	-		-	(19,188)
Balance at end of period	257,047,738	$2,795,427		244,747,851	$2,656,988

The per trust unit amounts for the quarter ended September 30, 2008 were calculated based on the weighted average number of units outstanding of 255,841,933 (2007 – 243,600,188).  The diluted per trust unit amounts for 2008 were calculated including an additional 21,260,389 trust units (2007 – 175,068) for the dilutive effect of the unit option plan and convertible debentures.

The per trust unit amounts for the nine months ended September 30, 2008 were calculated based on the weighted average number of units outstanding of 254,390,640 (2007 – 224,173,699).  The diluted per trust unit amounts for 2008 were calculated including an additional nil trust units (2007 – 175,068) for the dilutive effect of the unit option plan and convertible debentures.

6.	Unit based compensation

(i)	Restricted/Performance units

As of September 30, 2008 there were 1,081,522 RTUs and 3,222,089 PTUs outstanding (December 31, 2007 – 849,672 RTUs and 2,478,037 PTUs).  The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period.  At September 30, 2008, $18.0 million (December 31, 2007 - $9.9 million) is included in accounts payable and accrued liabilities for this plan and $5.4 million (December 31, 2007 - $12.4 million) is included in other long-term liabilities.  The following table reconciles the expense recorded for RTUs and PTUs.

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Cash general and administrative	$-	$-	$8,287	$1,767
Non-cash unit based compensation
(included in general and administrative)	(392)	8,595	1,126	15,645
Production, operating and maintenance expense	(4)	181	419	408
	$(396)	$8,776	$9,832	$17,820

Provident Energy 2008 Third Quarter Results

(ii)	Unit option plan

At September 30, 2008, the Trust had 1,056,722 options outstanding and exercisable (December 31, 2007 – 1,279,169) with strike prices ranging from $10.92 to $12.14 per unit (December 31, 2007 - $10.49 and $12.14 per unit).  The weighted average remaining contractual life of the options was 0.16 years (December 31, 2007 – 0.87 years) and the weighted average exercise price was $11.08 per unit (December 31, 2007 - $11.04 per unit) excluding average potential reductions to the strike prices of $2.15 per unit (December 31, 2007 - $1.77 per unit).

The following table reconciles the movement in the contributed surplus balance.
	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Contributed surplus, beginning of the period	$714	$935	$801	$1,315
Non-cash unit based compensation
(included in general and administrative)	-	2	-	57
Benefit on options exercised charged to
unitholders’ equity	(30)	(45)	(117)	(480)
Contributed surplus, end of period	$684	$892	$684	$892

7.	Financial instruments

Risk Management overview

Provident has a comprehensive Enterprise Risk Management program that is designed to identify and manage risks that could negatively affect its business, operations or results. The program’s activities include risk identification, assessment, response, control, monitoring and communication.

Provident’s Risk Management group executes the program with oversight from the Risk Management Committee (“RMC”), which provides regular reports to the Audit Committee and Board of Directors.

Provident has established and implemented Risk Management strategies, policies and limits that are monitored by Provident’s Risk Management group.  The derivative instruments the Trust uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing. Put option contracts effectively create a floor price for the commodity while allowing for full participation if prices increase.  Call options are contracts that allow for a commodity to be sold at a fixed price at the option of the contract holder.  Costless collars are contracts that provide a floor and a ceiling price to limit the risk if prices fall and allowing upward participation within a set range.  Participating swaps are contracts that provide a floor and also provide a ceiling for a certain percentage of the volume of the contract.  This type of derivative allows for price protection if the price falls, while still allowing some participation if the price increases.  Fixed price swaps are contracts that specify a fixed price at which a certain volume of product will be bought or sold at in the future.

The Risk Management group monitors risk exposure by generating and reviewing mark-to-market reports and counterparty credit exposure of Provident’s outstanding derivative contracts.  Additional monitoring activities include reviewing available derivative positions, regulatory changes and bank and analyst reports.

Provident Energy 2008 Third Quarter Results

Provident’s commodity price risk management program includes a consistent, active and disciplined program that utilizes derivative instruments to provide for insurance against lower commodity prices and product margins, as well as fluctuating interest and foreign exchange rates.  The program is designed to stabilize cash flows in order to support cash distributions, capital programs and bank financing.  The risk management strategy protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices.  Provident seeks to use products that allow participation in a rising commodity price environment where possible and economic.  The program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the midstream business unit.  As well, the Provident risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Fair Values

The fair values of financial instruments are determined by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, and volatility rates at the period-end dates. All of Provident’s financial instruments are executed in liquid markets.

						Total
	Held for	Held to	Available	Loans and	Other	Carrying
As at September 30, 2008	Trading	Maturity	for Sale	Receivables	Liabilities	Value

Assets
Accounts receivable	$-	$-	$-	$301,719	$-	$301,719
Financial derivative instruments
- current asset	11,481	-	-	-	-	11,481
Investments	-	4,257	2,197	10,599	-	17,053
	$11,481	$4,257	$2,197	$312,318	$-	$330,253

Liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$-	$352,490	$352,490
Cash distributions payable	-	-	-	-	25,955	25,955
Current portion of convertible debentures	-	-	-	-	44,476	44,476
Financial derivative instruments
- current liabilities	179,407	-	-	-	-	179,407
Long-term debt - revolving term credit facilities	-		-	-	394,038	394,038
Long-term debt - convertible debentures	-	-	-	-	235,079	235,079
Financial derivative instruments
- long -term liabilities	290,382	-	-	-	-	290,382
Other long-term liabilities	-	-	-	-	5,410	5,410
	$469,789	$-	$-	$-	$1,057,448	$1,527,237

Except as disclosed in note 3 in connection with the convertible debentures, there were no significant differences between the carrying value of these financial instruments and their estimated fair value as at September 30, 2008.

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	September 30,	December 31,
($000s)	2008	2007
Commodity prices
Crude Oil	$16,658	$19,215
Natural Gas	(3,967)	(5,901)
Midstream	448,202	261,587
Other	(2,585)	245
Total	$458,308	$275,146

Provident Energy 2008 Third Quarter Results

Market Risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices. Market risk generally comprises of price risk, currency risk and interest rate risk.

a)	Price risk

Commodity Price Risk Management Program

The decisions to enter into financial derivative positions and to execute risk management strategy are made by senior officers of Provident who are also members of the RMC. The RMC receives input and commodity expertise from each business unit in the decision making process. Strategies are selected based on their ability to help Provident provide stable cash flow and distributions per unit rather than to simply lock in a specific price per barrel of oil or cubic foot of natural gas.

Oil and Natural Gas

Provident’s risk management program employs derivative instruments, such as puts, participating swaps and costless collars, to protect a floor level of Provident’s revenue on a portion of the oil and gas sold.  At the same time, these instruments enable Provident to retain various levels of participation to the extent oil and gas prices rise.  Provident may also use fixed price derivative instruments for its oil and natural gas business lines to protect acquisition economics.

The major identified risks for the oil and natural gas business line are commodity price volatility and market location and product quality differentials. Provident addresses these risks using a risk management program designed to protect a portion of its cash flow in order to support continued unitholder distributions, capital programs and bank financing.

Midstream

Commodity price volatility and market location differentials also affect the Midstream business. In addition, Midstream is exposed to possible price declines between the time Provident purchases natural gas liquid (NGL) feedstock and sells NGL products, and to narrowing frac spreads. Frac spread is the margin between the price paid for the natural gas feedstock from which Provident extracts NGLs, and the absolute price at which Provident sells NGL products (propane, butane and condensate).

Provident responds to these risks using a risk management program that protects a margin or floor level of operating income on a portion of its NGL inventory and production, while retaining some ability to participate in a widening margin environment.  For the longer-term, Provident uses crude oil contracts in place of NGLs. Provident may replace these positions with actual NGL positions as market conditions allow. This strategy enables Provident to mitigate commodity price risk related to its NGL production business up to approximately five years into the future.

b)	Currency risk

Provident’s oil, natural gas and NGL sales are exposed to both positive and negative effects of fluctuations in the Canadian/U.S. exchange rate.  Provident manages this exposure by matching a significant portion of the cash costs that it expects with revenues in the same currency.  As well, Provident uses derivative instruments to manage the U.S. cash requirements of its U.S. and Canadian business lines.

Provident regularly sells or purchases forward a portion of expected U.S. cashflows.  Provident’s strategy also manages the exposure it has to fluctuations in the U.S./Canadian dollar exchange rate when the underlying commodity price is based upon a U.S. index price.  Provident may also use derivative products that provide for protection against a stronger Canadian dollar, while allowing it to participate if the currency weakens relative to the U.S. dollar.

Provident Energy 2008 Third Quarter Results

c)	Interest rate risk

The Trust’s revolving term credit facilities bear interest at a floating rate.  Using debt levels as at September 30, 2008, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $1.9 million.

Financial derivative sensitivity analysis

The following table shows the impact on unrealized gain (loss) on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.

(000's)		+ Change	- Change
COGP
Crude Oil	(WTI +/- $10.00 per bbl)	$(4,976)	$5,135
Natural Gas	(AECO +/- $1.00 per gj)	(3,047)	3,361

Midstream
Crude Oil	(WTI +/- $10.00 per bbl)	(129,214)	128,885
Natural Gas	(AECO +/- $1.00 per gj)	71,634	(71,436)
NGL's	(Belvieu +/- $0.15 per gal)	(1,025)	1,022
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.01)	(2,390)	2,390

Liquidity Risk

Liquidity risk is the risk the Trust will not be able to meet its financial obligations as they fall due. The Trust’s approach to managing liquidity risk is to ensure that it always has sufficient cash and credit facilities to meet its obligations when due, without incurring unacceptable losses or damage to the Trust’s reputation.

Management typically forecasts cash flows for a period of twelve months to identify financing requirements. These requirements are then addressed through a combination of committed and demand credit facilities and access to capital markets, as discussed in note 8.

The following table outlines the timing of the cash outflows relating to financial liabilities.

As at September 30, 2008		Payment due by period
		Less than
($000s)	Total	1 year	1 to 3 years	4 to 5 years
Accounts payable and accrued liabilities	$352,490	$352,490	$-	$-
Cash distributions payable	25,955	25,955	-	-
Current portion of convertible debentures	44,476	44,476	-	-
Financial derivative instruments - current	179,407	179,407	-	-
Long-term debt - revolving term credit facilities (1)	394,038	-	394,038	-
Long-term debt - convertible debentures	235,079	-	142,537	92,542
Long-term financial derivative instruments	290,382	-	213,266	77,116
Other long-term liabilities	5,410	-	5,410	-
Total	$1,527,237	$602,328	$755,251	$169,658
(1) The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2011.

Credit Risk

Provident's Credit Policy governs the activities undertaken to mitigate the risks associated with counterparty (customer) non-payment.  The Policy requires a formal credit review for counterparties entering into a commodity contract with Provident.  This review determines an approved credit limit.  Activities undertaken include regular monitoring of counterparty exposures, an annual review of all active counterparties, utilizing master netting arrangements and obtaining financial assurances where warranted. Financial assurances include guarantees, letters of credit and cash. In addition, the policy sets criteria to ensure that Provident has a diversified base of creditors.

Substantially all of the Trust's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. The Trust partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by the Trust based on management’s assessment of the creditworthiness of such counterparties.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Provident Energy 2008 Third Quarter Results

8.	Capital management

Provident considers its total capital to be comprised of net debt and Unitholders’ Equity.  Net debt is comprised of long-term debt and working capital deficit (surplus), excluding balances for the current portion of financial derivative instruments.  The balance of these items at September 30, 2008 and December 31, 2007 was as follows:
	As at	As at
	September 30,	December 31,
($000s)	2008	2007
Working capital deficit (surplus)(1)	$30,529	$(58,732)
Long-term debt (including current portion)	673,593	1,199,634
Net debt	704,122	1,140,902
Unitholders' equity	1,746,603	1,708,665
Total capitalization	$2,450,725	$2,849,567

Net debt to total capitalization (%)	29%	40%
(1) The working capital deficit (surplus) excludes balances for the current portion of financial derivative instruments.

Provident’s primary objective for managing capital is to maximize long-term Unitholder value by:

•	providing an appropriate return to shareholders relative to the risk of Provident’s underlying assets; and
•	ensuring financing capacity for Provident’s internal development opportunities and acquisitions of energy related assets that are expected to add value to our Unitholders.

Provident makes adjustments to its capital structure based on economic conditions and the Company’s planned requirements.  Provident has the ability to adjust its capital structure by issuing new equity or debt, controlling the amount it returns to unitholders, and making adjustments to its capital expenditure program.  Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

The Trust is subject to certain capital growth restrictions as a result of the Canadian trust tax legislation passed in June 2007 and effective January 1, 2011.  The restrictions provide that “normal growth” would include equity growth within certain “safe harbour” limits, measured by reference to the Trust’s market capitalization as of the end of trading on October 31, 2006.  These rules limit the amount of Unitholders’ capital that can be issued by the Trust in each of the next three years, as follows:

($ billions)	Annual	Cumulative
Normal growth capital allowed in:
2008(1)	0 .6	1.7
2009	0 .6	2.3
2010	0 .5	2.8
(1) The Trust's allowed growth capital prior to 2008 was approximately $1.1 billion.

        If the maximum equity growth allowed is exceeded, the Trust may be subject to trust taxation prior to 2011.  In 2007, the Trust issued equity amounting to $496.3 million.

Provident Energy 2008 Third Quarter Results

9.	Discontinued operations (USOGP)

In February 2008, the Trust announced a strategic process respecting the decision to dispose of the operations that comprise the United States oil and natural gas production (USOGP) business.  Effective in the first quarter of 2008, Provident’s USOGP business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation.

In June 2008, the Trust sold a portion of the USOGP business, consisting of its 22 percent interest in BreitBurn Energy Partners, L.P. (MLP) and its 96 percent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million.  The Trust has recorded a gain on sale of $187.9 million and $139.7 million in current tax expense, related to this transaction.  Also recorded was a realized foreign exchange loss of $30.3 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2006.  These amounts are recorded as part of net income from discontinued operations for the nine months ended September 30, 2008.

In August 2008, the Trust sold the remaining portion of the USOGP business, comprised of an approximate 96 percent interest in BreitBurn Energy Company L.P., for total consideration of U.S. $300.4 million, consisting of cash proceeds, net of transaction costs, of U.S. $290.4 million and a U.S. $10 million note.  The Trust has recorded a gain on sale of $75.7 million and $74.0 million in current tax expense related to this transaction.  Also recorded was a realized foreign exchange loss of $26.8 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2004.  These amounts are recorded as part of net income from discontinued operations for the three and nine months ended September 30, 2008.

During the third quarter of 2008, the Trust made a tax installment payment of $87.0 million relating to the sale of the MLP and BreitBurn GP LLC.  Included in income taxes payable at September 30, 2008 was $133.9 million related to these transactions.

Provident has become aware of a lawsuit filed by Quicksilver Resources Inc. on October 31, 2008 against BreitBurn Energy Partners, L.P., certain of its directors (including three Provident nominees), and Provident.  The claim relates to a transaction between BreitBurn Energy Partners, L.P. and Quicksilver Resources Inc. and certain other BreitBurn Energy Partners, L.P. matters.  Provident believes the claims made in the lawsuit are without merit and will vigorously defend itself and its named director nominees against the allegations.

The following tables show the net assets of discontinued operations and information about net income from USOGP.[Missing Graphic Reference]

	As at	As at
Balance sheets	September 30,	December 31,
Canadian dollars (000s)	2008	2007
Assets
Current assets	$-	$93,578
Property, plant and equipment	-	2,008,549
Other long-term assets	-	19,055
	-	2,027,604
	$-	$2,121,182
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$-	$77,244
Financial derivative instruments	-	37,437
	-	114,681
Long-term debt - revolving term credit facilities	-	368,836
Long-term financial derivative instruments	-	66,382
Asset retirement obligation and other long-term liabilities	-	45,373
Future income taxes	-	147,911
	-	628,502
Non-controlling interests	-	1,100,136
Net Assets - discontinued operations	$-	$277,863

Provident Energy 2008 Third Quarter Results

	Three months ended		Nine months ended
Net income from discontinued operations	September 30,		September 30,
Canadian dollars (000's)	2008	2007	2008	2007
Revenue	$18,852	$66,373	$303,146	$152,777
Income (loss) from discontinued operations before
taxes, non-controlling interests and impact of sale
of discontinued operations	19,339	(12,194)	(237,233)	67,492
Gain on sale of discontinued operations	75,698	-	263,618	-
Foreign exchange loss related to sale of
discontinued operations	(26,760)	-	(57,062)	-
Current and withholding tax (expense) recovery	(69,186)	(34)	(197,751)	(266)
Future income tax recovery (expense)	42,889	(845)	151,975	(44,621)
Non-controlling interests	(722)	4,505	203,434	10,155
Net income (loss) from discontinued
operations for the period	$41,258	$(8,568)	$126,981	$32,760

10.	Segmented information

The Trust’s business activities are conducted through two business segments: Canadian oil and natural gas production and Midstream.

Oil and natural gas production includes exploitation, development and production of crude oil and natural gas reserves.  Midstream includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

Geographically the Trust operates in Canada in the oil and gas production business segment and in Canada and the USA in the Midstream business.

Provident Energy 2008 Third Quarter Results

	Three months ended September 30, 2008
	Canadian Oil
	and Natural
	Gas Production	Midstream (1)	Total

Revenue
Gross production revenue	$203,249	$-	$203,249
Royalties	(37,756)	-	(37,756)
Product sales and service revenue	-	708,488	708,488
Realized loss on financial derivative instruments	(5,789)	(51,823)	(57,612)
	159,704	656,665	816,369

Expenses
Cost of goods sold	-	607,523	607,523
Production, operating and maintenance	35,080	3,928	39,008
Transportation	4,487	3,893	8,380
Foreign exchange loss (gain) and other	1,217	(3,642)	(2,425)
General and administrative	7,664	7,624	15,288
	48,448	619,326	667,774
Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	111,256	37,339	148,595
Other revenue
Unrealized gain (loss) on financial derivative instruments	41,721	244,534	286,255

Other expenses
Depletion, depreciation and accretion	80,457	10,922	91,379
Interest on bank debt	1,693	5,078	6,771
Interest and accretion on convertible debentures	1,577	4,733	6,310
Unrealized foreign exchange loss (gain) and other	3	2,523	2,526
Non-cash unit based compensation	36	(428)	(392)
Internal management charge	(34)	-	(34)
Capital tax expense	932	-	932
Current and withholding tax (recovery) expense	13	(3,913)	(3,900)
Future income tax expense (recovery)	(8,581)	29,992	21,411
	76,096	48,907	125,003
Net income (loss) for the period from continuing
operations	$76,881	$232,966	$309,847
Net income (loss) from discontinued operations (note 9)			41,258
Net income (loss) for the period			$351,105
(1) Included in the Midstream segment is product sales and service revenue of $39.5 million associated with U.S. operations.

Provident Energy 2008 Third Quarter Results

	As at and for the three months ended September 30, 2008
	Canadian Oil
	and Natural
	Gas Production	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,743,182	$742,728	$2,485,910
Intangible assets	-	161,700	161,700
Goodwill	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	59,065	14,187	73,252
Oil and gas property acquisitions, net	136	-	136
Working capital
Accounts receivable	84,655	217,064	301,719
Petroleum product inventory	-	138,391	138,391
Accounts payable and accrued liabilities	155,455	197,035	352,490
Long-term debt - revolving term credit facilities	98,510	295,528	394,038
Long-term debt - convertible debentures	58,770	176,309	235,079
Financial derivative instruments	$10,106	$448,202	$458,308

Provident Energy 2008 Third Quarter Results

	Three months ended September 30, 2007
	Canadian Oil
	and Natural
	Gas Production	Midstream (1)	Total

Revenue
Gross production revenue	$111,466	$-	$111,466
Royalties	(22,464)	-	(22,464)
Product sales and service revenue	-	457,307	457,307
Realized loss on financial derivative instruments	3,417	(23,357)	(19,940)
	92,419	433,950	526,369

Expenses
Cost of goods sold	-	373,996	373,996
Production, operating and maintenance	31,378	2,939	34,317
Transportation	3,004	3,370	6,374
Foreign exchange loss (gain) and other	(1,892)	(1)	(1,893)
General and administrative	6,399	6,221	12,620
	38,889	386,525	425,414
Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	53,530	47,425	100,955
Other revenue
Unrealized gain (loss) on financial derivative instruments	(1,400)	(30,904)	(32,304)

Other expenses
Depletion, depreciation and accretion	72,288	11,218	83,506
Interest on bank debt	3,280	9,839	13,119
Interest and accretion on convertible debentures	887	2,660	3,547
Unrealized foreign exchange loss (gain) and other	27	977	1,004
Non-cash unit based compensation	3,701	4,896	8,597
Internal management charge	(361)	-	(361)
Capital tax expense	2,364	-	2,364
Current and withholding tax (recovery) expense	19	3,440	3,459
Future income tax expense (recovery)	(12,268)	(7,879)	(20,147)
	69,937	25,151	95,088
Net income (loss) for the period from continuing
operations	$(17,807)	$(8,630)	$(26,437)
Net income (loss) from discontinued operations (note 9)			(8,568)
Net income (loss) for the period			$(35,005)

Provident Energy 2008 Third Quarter Results

	As at and for the three months ended September 30, 2007
	Canadian Oil
	and Natural
	Gas Production	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,664,934	$719,925	$2,384,859
Intangible assets	-	176,900	176,900
Goodwill	417,614	100,409	518,023
Capital expenditures
Capital Expenditures	33,660	3,127	36,787
Corporate acquisitions	-	-	-
Oil and gas property acquisitions, net	1,860	-	1,860
Goodwill additions	-	-	-
Working capital
Accounts receivable	64,196	187,394	251,590
Petroleum product inventory	-	134,446	134,446
Accounts payable and accrued liabilities	131,083	202,201	333,284
Long-term debt - revolving term credit facilities	220,399	661,195	881,594
Long-term debt - convertible debentures	68,660	205,981	274,641
Financial derivative instruments (asset) liability	$(4,430)	$99,882	$95,452

Provident Energy 2008 Third Quarter Results

	Nine months ended September 30, 2008
	Canadian Oil
	and Natural
	Gas Production	Midstream (1)	Total

Revenue
Gross production revenue	$570,017	$-	$570,017
Royalties	(105,039)	-	(105,039)
Product sales and service revenue	-	2,091,756	2,091,756
Realized loss on financial derivative instruments	(18,017)	(131,103)	(149,120)
	446,961	1,960,653	2,407,614

Expenses
Cost of goods sold	-	1,738,069	1,738,069
Production, operating and maintenance	101,014	11,199	112,213
Transportation	12,651	12,272	24,923
Foreign exchange loss (gain) and other	2,145	(3,092)	(947)
General and administrative	27,415	27,110	54,525
	143,225	1,785,558	1,928,783

Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	303,736	175,095	478,831
Other revenue
Unrealized gain (loss) on financial derivative instruments	3,932	(186,487)	(182,555)

Other expenses
Depletion, depreciation and accretion	228,382	29,160	257,542
Interest on bank debt	7,734	23,202	30,936
Interest and accretion on convertible debentures	3,408	10,225	13,633
Unrealized foreign exchange loss (gain) and other	48	(397)	(349)
Non-cash unit based compensation	841	285	1,126
Internal management charge	(675)	-	(675)
Capital tax expense	2,624	-	2,624
Current and withholding tax (recovery) expense	(186)	110	(76)
Future income tax expense (recovery)	(49,915)	(32,229)	(82,144)
	192,261	30,356	222,617
Net income (loss) for the period from continuing
operations	$115,407	$(41,748)	$73,659
Net income (loss) from discontinued operations (note 9)			126,981
Net income (loss) for the period			$200,640

Provident Energy 2008 Third Quarter Results

	As at and for the nine months ended September 30, 2008
	Canadian Oil
	and Natural
	Gas Production	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,743,182	$742,728	$2,485,910
Intangible assets	-	161,700	161,700
Goodwill	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	166,714	25,330	192,044
Oil and gas property acquisitions, net	19,587	-	19,587
Working capital
Accounts receivable	84,655	217,064	301,719
Petroleum product inventory	-	138,391	138,391
Accounts payable and accrued liabilities	155,455	197,035	352,490
Long-term debt - revolving term credit facilities	98,510	295,528	394,038
Long-term debt - convertible debentures	58,770	176,309	235,079
Financial derivative instruments	$10,106	$448,202	$458,308

Provident Energy 2008 Third Quarter Results

	Nine months ended September 30, 2007
	Canadian Oil
	and Natural
	Gas Production	Midstream (1)	Total

Revenue
Gross production revenue	$329,122	$-	$329,122
Royalties	(63,236)	-	(63,236)
Product sales and service revenue	-	1,320,778	1,320,778
Realized loss on financial derivative instruments	1,229	(35,843)	(34,614)
	267,115	1,284,935	1,552,050

Expenses
Cost of goods sold	-	1,104,913	1,104,913
Production, operating and maintenance	82,743	10,358	93,101
Transportation	6,299	11,099	17,398
Foreign exchange loss (gain) and other	(2,189)	(1)	(2,190)
General and administrative	21,519	22,314	43,833
	108,372	1,148,683	1,257,055

Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	158,743	136,252	294,995
Other revenue
Unrealized gain (loss) on financial derivative instruments	(4,096)	(31,087)	(35,183)

Other expenses
Depletion, depreciation and accretion	185,858	33,529	219,387
Interest on bank debt	7,666	22,997	30,663
Interest and accretion on convertible debentures	2,766	8,298	11,064
Unrealized foreign exchange loss (gain) and other	(890)	2,832	1,942
Non-cash unit based compensation	6,712	8,990	15,702
Internal management charge	(1,143)	-	(1,143)
Capital tax expense	3,252	-	3,252
Current and withholding tax (recovery) expense	57	6,300	6,357
Future income tax expense (recovery) (2)	(77,743)	121,202	43,459
	126,535	204,148	330,683
Net income (loss) for the period from continuing
operations	$28,112	$(98,983)	$(70,871)
Net income (loss) from discontinued operations (note 9)			32,760
Net income (loss) for the period			$(38,111)
(1)	Included in the Midstream segment is product sales and service revenue of $181.0 million associated with U.S. operations.
(2)	Future income tax (recovery) expense includes a charge of $105.7 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government.

Provident Energy 2008 Third Quarter Results

	As at and for the nine months ended September 30, 2007
	Canadian Oil
	and Natural
	Gas Production	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,664,934	$719,925	$2,384,859
Intangible assets	-	176,900	176,900
Goodwill	417,614	100,409	518,023
Capital expenditures
Capital Expenditures	93,664	9,236	102,900
Corporate acquisitions	467,850	-	467,850
Oil and gas property acquisitions, net	11,569	-	11,569
Goodwill additions	86,670	-	86,670
Working capital
Accounts receivable	64,196	187,394	251,590
Petroleum product inventory	-	134,446	134,446
Accounts payable and accrued liabilities	131,083	202,201	333,284
Long-term debt - revolving term credit facilities	220,399	661,195	881,594
Long-term debt - convertible debentures	68,660	205,981	274,641
Financial derivative instruments (asset) liability	$(4,430)	$99,882	$95,452

Provident Energy 2008 Third Quarter Results